SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2010
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Business acquisition report, dated February 22, 2010, relating to the Company's acquisition of Aquiline Resources Inc.

This report on Form 6-K is incorporated by reference into all of the Registrant’s outstanding registration statements on Form F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

PAN AMERICAN SILVER CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY
1.1	Name and Address of Company
Pan American Silver Corp. (the “Company”)
1500-625 Howe Street
Vancouver, British Columbia V6C 2T6
1.2	Executive Officer
Robert Pirooz
General Counsel and Director
Phone: 604-684-1175
ITEM 2	DETAILS OF ACQUISITION
2.1	Nature of Business Acquired

Aquiline Resources Inc. (“Aquiline”) is an exploration and development company advancing one of the world’s largest undeveloped silver deposits, the Navidad property in Argentina (the “Navidad Property”), as well as other gold and silver deposits in Argentina and Peru, including the Calcatreu and Pico Machay properties.

2.2	Date of Acquisition

On October 14, 2009, the Company announced its intention to make a friendly offer to acquire all of the outstanding common shares (“Aquiline Shares”), common share purchase warrants and the convertible debenture (the “Convertible Debenture”) of Aquiline by way of separate take-over bids.  The take-over bids were formally launched on October 30, 2009 with the mailing of an offer and circular (the “Offer and Circular”) to securityholders of Aquiline.  Specifically, the Company offered to purchase:

(a)
all of the issued and outstanding Aquiline Shares, including any Aquiline Shares that may become issued and outstanding after the date of the Offers (as defined below) but prior to the expiry time of the Offers upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Company or its affiliates, for consideration consisting of 0.2495 of a common share in the capital of the Company (a “Common Share”) and 0.1 of a common share purchase warrant (a “Consideration Warrant”) for each Aquiline Share (the “Share Offer”). Each whole Consideration Warrant entitles the holder thereof to purchase one Common Share at the price of Cdn.$35.00 per Common Share until December 7, 2014;

(b)
any and all of the outstanding common share purchase warrants of Aquiline, comprised of Aquiline’s February 2008 series of common share purchase warrants (the “February 2008 Warrants”), Aquiline’s May 2008 series of common share purchase warrants (the “May 2008 Warrants”), Aquiline’s October 2008 series of common share purchase warrants (the “October 2008 Warrants”), Aquiline’s November 2008 series of common share purchase warrants (the “November 2008 Warrants” and, collectively with the February 2008 Warrants, May 2008 Warrants and October 2008 Warrants, the “Aquiline Warrants”), but excluding Aquiline Warrants owned by the Company or its affiliates, as follows:

(i)
each of the outstanding February 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “February 2008 Replacement Warrant”), with each whole February 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$52.10 per Common Share (the “February Warrant Offer”);

(ii)
each of the outstanding May 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “May 2008 Replacement Warrant”), with each whole May 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$40.08 per Common Share (the “May Warrant Offer”);

(iii)
each of the outstanding October 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (an “October 2008 Replacement Warrant”), with each whole October 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$10.02 per Common Share (the “October Warrant Offer”); and

(iv)
each of the outstanding November 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “November 2008 Replacement Warrant”), with each whole November 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$10.02 per Common Share (the “November Warrant Offer”),

(collectively, the “Warrant Offers”); and
(c)	the outstanding Convertible Debenture for consideration consisting of a debenture of the Company (the “Replacement Debenture”), which may be converted into either:
	(i)	363,854 Common Shares at a conversion price of Cdn.$48.10 per Common Share; or
	(ii)	a contract granting the holder of the Replacement Debenture the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad Property,
(the “Debenture Offer” and, together with the Share Offer and the Warrant Offers, the “Offers”), upon the terms and subject to the conditions set out in the Offer and Circular.

On December 7, 2009, the Company acquired ownership and control of 67,216,956 Aquiline Shares, representing aproximately 81.8% of the issued and outstanding Aquiline Shares, assuming no other convertible securities of Aquiline are exercised, and 1,925,000 October 2008 Warrants.  Following the take-up of these securities on December 7, 2009, and taking into account the securities of Aquiline owned by the Company prior to this take-up, the Company owned 72,291,956 Aquiline Shares (assuming the exercise by the Company of all of the convertible securities of Aquiline owned by it or taken up by it to date under the Offers), representing approximately 88.0% of the Aquiline Shares based on the total number of Aquiline Shares outstanding as of December 7, 2009.

By way of a notice of extension and variation dated December 9, 2009, the Company extended the Share Offer, May Warrant Offer and February Warrant Offer until December 22, 2009.

On December 22, 2009, the Company acquired ownership and control of an additional 5,403,461 Aquiline Shares, representing aproximately 6.96% of the issued and outstanding Aquiline Shares, assuming no other convertible securities of Aquiline are exercised, and an additional 206,366 February 2008 Warrants.  Following the take-up of these securities on December 22, 2009, and taking into account the securities of Aquiline owned by the Company prior to this take-up, the Company owned 77,901,783 Aquiline Shares (assuming the exercise by Pan American of all of the convertible securities of Aquiline owned by it or taken up by it to date under the Offers), representing approximately 92.7% of the Aquiline Shares based on the total number of Aquiline Shares outstanding as of December 22, 2009.

On December 23, 2009, the Company announced its intention to acquire the remaining Aquiline Shares by exercising its statutory right of compulsory acquisition under the Business Corporations Act (Ontario).  On January 22, 2010, the Company completed its compulsory acquisition (the “Compulsory Acquisition”) of the remaining Aquiline Shares and is now the holder of 100% of the outstanding Aquiline Shares.

The 31,134 February 2008 Warrants which were not deposited to the Warrant Offers or exercised in advance of the completion of the Compulsory Acquisition will remain outstanding in accordance with their respective terms.

2.3	Consideration

Pursuant to the Offers and the Compulsory Acquisition, the Company issued an aggregate of 19,644,669 Common Shares, 7,873,618 Consideration Warrants, 480,287 October 2008 Replacement Warrants, 51,488 February 2008 Replacement Warrants and the Replacement Debenture.

2.4	Effect on Financial Position

The Company does not currently have any plans or proposals for material changes in the business or affairs of either the Company or Aquiline which may have a significant impact on the results of operations and financial position of the Company.

2.5	Prior Valuations
Not applicable.

2.6	Parties to Transaction
Prior to the acquisition, Aquiline was not an informed person, associate or affiliate of the Company.
2.7	Date of Report
February 22, 2010.
ITEM 3	FINANCIAL STATEMENTS
The following financial statements are incorporated, and form part of, this Business Acquisition Report, and are attached hereto as Schedule “A”:
1.
Unaudited pro forma condensed consolidated statement of operations and for the nine months ended September 30, 2009 and for the year ended December 31, 2008 and condensed consolidated balance sheet for the nine months ended September 30, 2009.

The financial statements listed below are incorporated, and form a part of, this Business Acquisition Report, and are attached hereto as Schedule “B”:
	2.	Audited financial statements of Aquiline at December 31, 2008 and 2007 and for the years then ended; and
	3.	Unaudited financial statements of Aquiline for the three and nine months ended September 30, 2009 and 2008.
DATED at Vancouver, British Columbia this 22nd day of February, 2010.

By:	(signed) Delaney Fisher
Name:	Delaney Fisher
Title:	Secretary

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements included in this Business Acquisition Report constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All statements, other than statements of historical fact are forward-looking information.  When used in this Business Acquisition Report, the words “plan” and similar words or expressions, identify forward-looking information.  This forward-looking information relates to, among other things, Pan American’s plans and expectations for its properties and for its fourth quarter financial results as a result of the acquisition of Aquiline.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the Company’s ability to successfully integrate acquisitions and the factors identified under the caption “Risk Factors” in the Company’s preliminary short form base shelf prospectus dated February 5, 2010, in the Company’s Annual Information Form, dated March 31, 2009, under the caption “Risks Relating to Pan American’s Business” and in the management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2008 and 2007 under the caption “Risks and Uncertainty”.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such information, other than as required by applicable law.

SCHEDULE “A”

Unaudited Pro Forma Financial  Statements

Pan American Silver Corp.
Pro forma condensed consolidated balance sheet
As at September 30, 2009
(Unaudited)
(Expressed in thousands of United States dollars)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments	Note 5	Pro forma consolidated
		(Schedule 1)
Assets
Current assets
Cash and cash equivalents	$65,249	$2,329	$-		$67,578
Short-term investments	84,198	7,108	(9,473)	a	81,833
Accounts receivable, and prepaid expenses	79,908	2,032	-		81,940
Inventories	93,878	-	-		93,878
Future Income Taxes	4,578	-	-		4,578
Total Current Assets	327,811	11,469	(9,473)		329,807

Mineral properties, plant and equipment, net	664,256	121,052	(7,707)	i	1,489,974
			(8,710)	b
			476,285	b
			244,798	h

	664,256	121,052	704,666		1,489,974

Other assets	16,020	5,013	-		21,033
Total Assets	$1,008,087	137,534	695,193		$1,840,814

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$66,764	1,883	11,000	g	$79,647
Income taxes payable	1,189	-	-		1,189
Other current liabilities	2,175	-	-		2,175
Total current liabilities	70,128	1,883	11,000		83,011
Convertible debentures	-	-	20,788	f	20,788
Provision for asset retirement obligations and reclamation	59,135	1,220	-		60,355
Future income taxes	47,717	11,664	244,798	h	304,179
	106,852	12,884	265,586		385,321

Non-controlling interests	6,657	-	-		6,657

Shareholders’ equity
Share capital	754,536	130,698	(130,698)	b	1,238,882
			484,346	c
Capital surplus	4,987	21,276	(21,276)	b	62,428
			18,313	e
Issue new warrants	-	-	39,128	d
Convertible debentures	-	14,569	(14,569)	f	-
Other comprehensive income	4,500	(212)	212	b	448
			(4,052)	a
Retained earnings (deficit)	60,427	(43,564)	43,564	b	64,066
			3,639	a
Total shareholder’s equity	824,450	122,767	418,607		1,365,824
Total liability and stockholder’s equity	$1,008,087	137,534	695,193		$1,840,814

Pan American Silver Corp.
Pro forma condensed consolidated statement of operations
Nine months ended September 30, 2009
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments	Note 5	Pro forma consolidated

		(Schedule 2)
Sales	$300,406	-	-		300,406
Cost of sales	172,940	-	-		172,940
Depreciation and amortization	58,794	-	-		58,794
Mine operating earnings	68,672	-	-		68,672
General and administrative	9,198	1,911	-		11,109
Exploration and project development	5,325	1,536	4,868	a	11,729
Accretion of asset retirement obligation	2,245	77	-		2,322

Operating earnings (loss)	51,904	(3,524)	(4,868)		43,512

Other income (expense)
Investment and other (expense) income	(2,435)	12	-		(2,423)
Foreign exchange (losses)	(2,799)	(736)	-		(3,535)
Interest and financing expenses	(1,820)	-	-		(1,820)
Net (losses) and gains on commodity and currency contracts	2,332	-	-		2,332
Net gains on sale of assets	(228)	-	(2,713)	b	(2,941)
Earnings (loss) before non-controlling interest and income taxes	46,954	(4,248)	(7,581)		35,125
Non-controlling interests	(234)	-	-		(234)
Income tax provisions	(12,527)	-	-		(12,527)
Net earnings (loss)	$34,193	(4,248)	(7,581)		22,364

Net earnings (loss) per share
Basic and diluted	$0.40	(0.06)	-		0.21

Weighted average number of common shares outstanding (000’s)
Basic	86,210	71,503	-		105,379
Diluted	86,506	71,503	-		106,184

Pan American Silver Corp.
Pro forma condensed consolidated statement of operations
Year ended December 31, 2008
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments	Note 5	Pro forma consolidated

		(Schedule 3)
Sales	$338,600	$-	$-		$338,600
Cost of sales	199,032	-	-		199,032
Depreciation and amortization	46,349	-	-		46,349
Mine operating earnings	93,219	-	-		93,219
General and administrative	10,435	8,088	-		18,523
Exploration and project development	5,494	-	19,027	a	24,521
Accretion of asset retirement obligation	2,687	118	-		2,805
Write-down of assets	15,117	18,488	-		33,605
Operating earnings (loss)	59,486	(26,694)	(19,027)		13,765
Other income (expense)
Investment and other (expense) income	(1,970)	600	-		(1,370)
Foreign exchange (losses)	(6,147)	152	-		(5,995)
Interest and financing expenses	(951)	-	-		(951)
Net (losses) and gains on commodity and currency contracts	(1,619)	-	-		(1,619)
Net gains on sale of assets	998	-	-		998
Earnings (loss) before non-controlling interest and income taxes	49,797	(25,942)	(19,027)		4,828
Non-controlling interest	(765)	-	-		(765)
Income tax (provision) benefit	(24,430)	5,738	-		(18,692)
Net earnings (loss)	$24,602	$(20,204)	$(19,027)		$(14,629)

Net earnings (loss) per share
Basic	$0.31	$(0.33)	$-		$(0.15)
Diluted	$0.30	$(0.33)	$-		$(0.15)

Weighted average number of common shares outstanding (000’s)
Basic	80,236	61,626	-		99,405
Diluted	80,773	61,626	-		100,146

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars)

1.	Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. in accordance with Canadian Generally Accepted Accounting Principles for inclusion in the offer and circular of Pan American Silver Corp. (“Pan American”) related to the offer to purchase all of the outstanding shares of Aquiline Resources Inc. (“Aquiline”).

The unaudited pro forma condensed consolidated balance sheet of Pan American Silver Corp. as at September 30, 2009 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2009 and for the year ended December 31, 2008 have been prepared, for illustrative purposes only, to give effect to the asset acquisition.  These pro forma condensed consolidated financial statements include and have been compiled from:

a)	A pro forma condensed consolidated balance sheet combining:

i.	the unaudited interim consolidated balance sheet of Pan American as at September 30, 2009;

ii.	the unaudited interim consolidated balance sheet of Aquiline as at September 30, 2009.

b)	A pro forma consolidated statement of operations for the nine months ended September 30, 2009 combining:

i.	the unaudited interim consolidated statement of operations of Pan American for the nine months ended September 30, 2009;

ii.	the unaudited interim consolidated statement of operations of Aquiline for the nine months ended September 30, 2009

c)	A pro forma consolidated statement of operations for the year ended December 31, 2008 combining:

i.	the audited consolidated statement of operations of Pan American Silver Corp for the year ended December 31, 2008;

ii.	the audited consolidated statement of operations of Aquiline for the year ended December 31, 2008.

The pro forma condensed consolidated balance sheet as at September 30, 2009 has been prepared as if the transactions described in Notes 4 and 5 had occurred on September 30, 2009.  The pro forma consolidated statements of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 have been prepared as if the transactions described in Notes 4 and 5 had occurred on January 1, 2008.

It is management’s opinion that these pro forma condensed consolidated financial statements present in all material respects, the transactions described in Notes 4 and 5, in accordance with Canadian GAAP.  The accounting policies used in the preparation of these statements are consistent with Pan American Silver Corp’s accounting policies for the year ended December 31, 2008.

The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American Silver Corp, which would have actually resulted had the transactions been effected on the dates indicated.  Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed, the market price of the related shares, options and warrants, and the actual transaction costs incurred. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information.  Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Pan American Silver Corp. and Aquiline’s consolidated financial statements have been reclassified to provide a consistent format.  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Pan American and Aquiline.

2.	Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated statements are presented in U.S. dollars and, accordingly, Aquiline’s unaudited consolidated balance sheet and consolidated statements of operations were converted from Canadian dollars to U.S. dollars at the respective closing and average exchange rates.

The exchange rates used for conversion from Canadian dollars to U.S. dollars are as follows:

$
As at December 7, 2009	1.05830
As at September 30, 2009	1.08610
Average for the nine months ended September 30, 2009	1.17000
Average for the year ended December 31, 2008	1.06669

3.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American Silver Corp. audited consolidated financial statements for the year ended December 31, 2008.  In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.  The significant accounting policies of Aquiline conform in all material respects to those of Pan American Silver Corp., except as described in Note 5.

4.	Pro forma purchase price allocation

In October 2009, Pan American Silver Corp. made an offer to the shareholders of Aquiline, whereby Pan American Silver Corp. offered to acquire all of the issued and outstanding common shares of Aquiline.  Under the offer, Pan American Silver Corp. will exchange 0.2495 common shares of Pan American Silver Corp. for each common share of Aquiline along with a 0.1 consideration warrant. In addition, Pan American Silver Corp. will issue replacement warrants and options under the exchange terms as well as a replacement convertible debenture under the same exchange terms.  A total of 76,830,372 Aquiline common shares are estimated to be exchanged for 19,169,178 Pan American Silver Corp. shares and 7,683,037 consideration warrants.

The value of the Pan American’s common shares and consideration warrants issued was calculated on December 7, 2009 for pro forma.

The estimated cost of the asset acquisition is $591.3 million and includes the fair value of the following items as at December 7, 2009:

a)	19,169,178 Pan American common shares at CDN $26.74 per share (USD $25.27) for a total fair value of $484.3 million; and

b)	7,683,037 Pan American warrants at CDN$5.39 per warrant (US $5.09) for a total fair value of $39.1 million; plus

c)	1,009,851 of Aquiline replacement warrants at an average CDN $16.59 per warrant (US $15.68) for a total fair value of $15.8 million; plus

d)	517,713 replacement stock options at an average CDN$5.07per option (US$4.79) for a total fair value of $2.5 million: plus

e)	a replacement convertible debenture with a fair value of $20.8 million; and

f)	tendered Aquiline common shares and warrants owned by Pan American prior to the acquisition with a fair value of $17.8 million; plus

g)	the estimated transaction costs of $11.0 million.

The following weighted average assumptions were used for the Black-Scholes option pricing model for fair value of the warrants, replacement warrants and replacement stock options:

Risk-free interest rate	1.795%
Expected volatility	48 - 61%
Expected life years	0.17 - 5
Dividend rate	Nil

The transaction was accounted for as an asset purchase and the cost of each item of mineral property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.  The result of the allocation is indicated in the table below.

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars)

Based on the September 30, 2009 balance sheet of Aquiline, the allocation of purchase price, summarized in the table below in thousands of dollars:

($ thousands)
Acquisition costs
19.2 million shares of Pan American Silver Corp.	484,346
New warrants	39,128
Replacement warrants	15,834
Replacement stock options	2,479
Replacement convertible debenture	20,788
Tendered investment in Aquiline	17,771
Acquisition costs	11,000
591,346

Allocation of acquisition costs:	($ thousands)
Cash and cash equivalents	2,329
Short term investments	7,108
Accounts receivable	2,032
Mineral properties, plant and equipment	845,429
Other non-current assets	5,013
Accounts payable and accrued liabilities	(12,883)
Asset retirement obligations	(1,220)
Future income taxes	(256,462)
591,346

5.	Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet reflects the following adjustments as if the asset purchase of Aquiline had occurred on September 30, 2009.

Other adjustments:

a)	To adjust for a previously owned investment in Aquiline shares and warrants.

	Shares	Warrants	Total
Cost	2,370	338	2,708
FMV @ 9/30/2009	6,422	3,051	9,473
FMV @ 12/7/2009	11,080	6,691	17,771

b)
To record the asset acquisition at $591.3 million, with mineral properties, plant and equipment net of a $8.3 million unrealized gain on previously owned Aquiline shares and eliminate the equity of Aquiline.

c)	Issue new shares of Pan American Silver recorded at fair value.

d)	Issue new warrants of Pan American Silver recorded at fair value.

e)	Issue replacement warrants and stock options recorded at fair value.

f)
Issue replacement convertible debenture recorded at fair value.  The convertible debenture can be converted into either Pan American common shares, or a contract for the right to purchase certain future silver production at a fixed price (the “Silver Stream”), and is accounted for as a long term liability.

g)	Estimated direct issue costs $11 million.

h)	Tax adjustments for gross up of excess purchase price over carrying amount of net assets.

i)	To expense exploration costs capitalized by Aquiline in accordance with Pan American Silver’s accounting policies.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations for the periods ending September 30, 2009 and December 31, 2008 reflect the following adjustments as if the asset purchase had occurred on January 1, 2008.

a)	To expense exploration costs capitalized by Aquiline in accordance with Pan American Silver’s accounting policies.

b)	To adjust for previously owned Aquiline warrants included in income $2,713 million (FMV at 9/30/2009 $3.051 million less Cost of $0.338 million).

6.	Pro forma loss per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 4 and 5 effective January 1, 2008.

	Nine months ended September 30 2009	Year ended December 31, 2008

Weighted average number of Pan American Silver Corp. outstanding (basic)	86,210,000	80,236,000
Adjustment to reflect the acquisition of Aquiline	19,169,178	19,169,178
Shares after acquisitions (basic)	105,379,178	99,405,178

	Nine months ended September 30 2009	Year ended December 31, 2008

Weighted average number of Pan American Silver Corp. outstanding (diluted)	86,506,000	80,773,000
Adjustment to reflect the acquisition of Aquiline	19,169,178	19,169,178
Adjustment to reflect warrants	509,000
Shares after acquisitions (diluted)	106,184,178	99,942,178

Schedule 1
Pan American Silver Corp.
Pro forma condensed consolidated financial statements
Balance sheet of Aquiline Resources Inc.
As at September 30, 2009
(Unaudited)
(Expressed in thousands of dollars)

	Canadian	Exchange rate adjustment	U.S.

Assets
Current assets
Cash and cash equivalents	$2,529	$(200)	$2,329
Short-term investments	7,720	(612)	7,108
Accounts receivable, and prepaid expenses	2,207	(175)	2,032
Inventories	-	-	-
FIT	-	-	-
Total Current Assets	12,456	(987)	11,469

Mineral properties, plant and equipment, net	131,475	(10,423)	121,052

Other assets	5,445	(432)	5,013
Total assets	$149,376	$(11,842)	$137,534

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,045	$(162)	$1,883
Current portion of debt	-	-	-
Income taxes payable	-	-	-
Other current liabilities	-	-	-
Total current liabilities	2,045	(162)	1,883

Provision for asset retirement obligations and reclamation	1,325	(105)	1,220
Convertible debentures	-	-	-
Future income taxes	12,668	(1,004)	11,664
Other non-current liabilities	-	-	-
	13,993	(1,109)	12,884

Non-controlling interests	-	-	-

Shareholders’ equity
Share capital	141,951	(11,253)	130,698

Capital surplus	23,108	(1,832)	21,276

Convertible debentures	15,823	(1,254)	14,569
Other comprehensive loss	(230)	18	(212)
Returned earnings (deficit)	(47,314)	3,750	(43,564)

Total shareholder’s equity	133,338	(10,571)	122,767
Total liabilities and shareholder’s equity	$149,376	$(11,842)	$137,534

Schedule 2
Pan American Silver Corp.
Pro forma condensed consolidated financial statements
Statement of operations of Aquiline Resources Inc.
nine months ended September 30, 2009
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Nine months ended September 30 2009		Nine months ended September 30 2009
	Canadian	Exchange rate adjustment	U.S.

Sales	$-	$-	$-
Cost of sales	-	-	-
Depreciation and amortization	-	-	-
Mine operating earnings	-	-	-
General and administrative	2,236	(325)	1,911
Exploration and project development	1,797	(261)	1,536
Accretion of asset retirement obligation	90	(13)	77

Operating earnings (loss)	(4,123)	599	(3,524)

Other income (expense)
Investment and other (expense) income	(14)	(2)	12
Foreign exchange (losses)	(861)	125	(736)
Interest and financing expenses
Net (losses) and gains on commodity and currency contracts	-	-	-
Net gains on sale of assets	-	-	-

Earnings (loss) before non-controlling income taxes	(4,970)	722	(4,248)
Income tax provisions	-	-	-
Net loss	$(4,970)	$722	$(4,248)

Net loss per share
Basic and diluted	$(0.07)	$-	$(0.06)

Weighted average number of common shares outstanding (000’s)
Basic and Diluted	71,503	-	71,503

Schedule 3
Pan American Silver Corp.
Pro forma condensed consolidated financial statements
Statement of operations of Aquiline Resources Inc.
Year ended December 31, 2008
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31 2008			Year ended December 31 2008
	Canadian	Exchange rate adjustment		U.S.

Sales
Cost of sales
Depreciation and amortization

Mine operating earnings
General and administrative	$8,627		$(539)	$8,088
Exploration and project development	-		-	-
Accretion of asset retirement obligation	126		(8)	118
Write-down of assets	19,721		(1,233)	18,488
Operating earnings (loss)	(28,474)		1,780	(26,694)
Other income (expense)
Investment and other (expense) income	640		(40)	600
Foreign exchange (losses)	162		(10)	152
Interest and financing expenses	-		-	-
Net (losses) and gains on commodity and currency contracts	-		-	-
Net gains on sale of assets	-		-
Earnings (loss) before non-controlling interest and income taxes	(27,672)		1,730	(25,942)
Non-controlling interest	-		-	-
Income tax provision (benefit)	6,121		(383)	5,738
Net earnings (loss)	$(21,551)		$1,347	$(20,204)

Net earnings (loss) per share
Basic	$(0.35)	$		$(0.33)
Diluted	$(0.35)	$		$(0.33)

Weighted average number of common shares outstanding (000’s)
Basic	61,626		-	61,626
Diluted	61,626		-	61,626

SCHEDULE “B”

Financial Statements of Aquiline Resources Inc.

AQUILINE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Aquiline Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Corporation’s circumstances. The significant accounting policies of the Corporation are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Corporation for issuance to the shareholders.

Management recognizes its responsibility for conducting the Corporation’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)	(signed)
Marc Henderson	Dennis Gibson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 30, 2009

AUDITORS' REPORT

701 Evans Avenue 8th Floor Toronto, Ontario Canada M9C 1A3	telephone: facsimile: email: website:	(416) 626 6000 (416) 626 8650 info@mscm.ca www.mscm.ca

Auditors' Report

To the Directors of Aquiline Resources Inc.

We have audited the consolidated balance sheets of Aquiline Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders' equity, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: "MSCM LLP"

Chartered Accountants Licensed Public Accountants

Toronto, Ontario
March 25, 2009 (except for note 23(b)-(e)
which is as at February 3, 2010)

AQUILINE RESOURCES INC.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)

December 31,	2008	2007

Assets

Current
Cash and cash equivalents	$2,357,921	$3,734,398
Short-term investments (Note 6)	4,020,000	2,900,000
Investments held for trading (Note 9)	-	374,400
Other receivables and prepaids (Note 20)	1,236,377	553,276
Prepaid transaction costs (Note 3(b))	-	188,000
Promissory note receivable (Note 7)	-	225,000
Current portion of long-term foreign tax recoverable (Note 8)	884,831	308,234
	8,499,129	8,283,308

Long-term foreign tax recoverable (Note 8)	6,416,917	1,165,063
Long-term investments (Note 9)	74,000	2,615,320
Property and equipment (Note 10)	1,608,121	176,244
Deferred payments for future acquisition (Note 3(a))	-	21,407,914
Resource assets (Note 11)	123,682,815	34,849,462
	$140,280,982	$68,497,311

Liabilities

Current
Payables and accruals (Note 20)	$5,975,113	$806,829
Debt (Note 12)	514,212	-
	6,489,325	806,829

Asset retirement obligation (Note 13)	1,326,930	422,240
Future income tax liability (Note 18)	12,413,000	7,655,000
	20,229,255	8,884,069

Shareholders' Equity
Capital stock (Note 14(a))	123,860,329	70,994,372
Warrants (Note 14(c))	7,461,455	-
Contributed surplus	15,514,378	8,305,078
Convertible debenture (Note 15)	15,822,904	-
Deficit	(42,344,839)	(20,794,375)
Accumulated other comprehensive (loss) income	(262,500)	1,108,167
	120,051,727	59,613,242
	$140,280,982	$68,497,311

Nature of Operations and Going Concern (Note 1)
Commitments (Note 22)

On behalf of the Board of Directors

"MARC HENDERSON" (Signed)                                                                           Director
"JOHN SUTHERLAND" (Signed)                                                                          Director

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Operations
(Expressed in Canadian Dollars)

Years Ended December 31,	2008	2007

Expenses
Office and administration	$680,710	$355,382
IMA legal costs (Note 20)	8,556	307,476
Legal and audit (Note 20)	192,924	301,192
Accretion of asset retirement obligation (Note 13)	125,607	1,433
Amortization	24,830	29,541
Travel	271,847	365,401
Investor relations	852,192	545,476
Salaries and consulting	2,273,996	580,782
Capital tax	21,014	126,895
Stock option compensation (Note 14(b))	4,301,437	540,457
	8,753,113	3,154,035

Loss before the following	(8,753,113)	(3,154,035)

Interest income	143,030	356,579
Write-down of resource assets (Note 11)	(19,721,079)	(684,193)
Foreign exchange gain (loss)	162,489	(309,480)
Unrealized (loss) gain on investments held for trading	(11,700)	229,400
Gain (loss) on sale of long-term investments	508,909	(6,945)

Net loss before income taxes	(27,671,464)	(3,568,674)

Future income tax recovery (Note 18)	(6,121,000)	-

Net loss for the year	$(21,550,464)	$(3,568,674)

Basic and diluted loss per share (Note 19)	$(0.35)	$(0.07)

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

Years Ended December 31,	2008	2007

Capital Stock
Balance at beginning of year	$70,994,372	$56,574,750
Exercise of warrants	149,999	7,027,875
Value attributed to warrants exercised	77,297	2,771,950
Exercise of stock options	3,593,450	3,346,550
Value attributed to stock options exercised	1,412,987	1,273,247
Private placement, net of issue costs	25,299,260	-
Warrants valuation	(6,866,755)	-
Shares issued to acquire Absolut Resources Corp.	29,199,719	-
Balance at end of year	$123,860,329	$70,994,372

Warrants
Balance at beginning of year	$-	$2,771,950
Warrants exercised	(77,297)	(2,771,950)
Warrants issued	7,461,455	-
Warrants expired	(637,712)	-
Warrants issued to acquire Absolut Resources Corp.	715,009	-
Balance at end of year	$7,461,455	$-

Contributed Surplus
Balance at beginning of year	$8,305,078	$7,400,386
Stock options vested	6,893,725	2,177,939
Stock options issued to acquire Absolut Resources Corp.	1,090,850	-
Stock options exercised	(1,412,987)	(1,273,247)
Warrants expired	637,712	-
Balance at end of year	$15,514,378	$8,305,078

Convertible debenture
Balance at beginning of year	$-	$-
Convertible debenture, net of issue costs	15,822,904	-
Balance at end of year	$15,822,904	$-

Deficit
Balance at beginning of year	$(20,794,375)	$(17,225,701)
Net loss for the year	(21,550,464)	(3,568,674)
Balance at end of year	$(42,344,839)	$(20,794,375)

Accumulated Other Comprehensive (Loss) Income
Balance at beginning of year	$1,108,167	$-
Transition adjustments - financial instruments	-	134,325
Reclassification of unrealized gain on available-for-sale long-term investments	(1,253,217)	(116,975)
Net unrealized (loss) gain on available-for-sale long-term investments	(117,450)	1,090,817
Balance at end of year	$(262,500)	$1,108,167

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Years Ended December 31,	2008	2007

Net loss for the year	$(21,550,464)	$(3,568,674)

Other comprehensive loss
Net unrealized (loss) gain on available-for-sale long-term investments	(117,450)	1,090,817
Reclassification of unrealized gains on
available-for-sale long-term investments	(1,253,217)	(116,975)

Total comprehensive loss	$(22,921,131)	$(2,594,832)

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Years Ended December 31,	2008	2007

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss for the year	$(21,550,464)	$(3,568,674)
Adjustments for:
Amortization	24,830	29,541
Long-term foreign tax recoverable	-	(407,527)
Accretion of asset retirement obligation	125,607	1,433
Stock option compensation	4,301,437	540,457
Unrealized (loss) gain on investments held for trading	11,700	(229,400)
(Gain) loss on sale of long-term investments	(508,909)	6,945
Future income tax recovery	(6,121,000)	-
Write-down of resource assets	19,721,079	684,193

Net change in non-cash working capital (Note 17)	(2,714,410)	(898,258)
	(6,710,130)	(3,841,290)

FINANCING ACTIVITIES
Repayment of debt	-	-
Issue of common shares, net of share issue costs	29,042,709	10,374,425
Proceeds from convertible debenture and warrants, net of issue costs	16,417,604	-
	45,460,313	10,374,425

INVESTING ACTIVITIES
Prepaid transaction costs	-	(80,000)
Promissory note receivable	-	(225,000)
Purchase of long-term investments	(877,500)	(1,193,153)
Proceed on disposal of long-term investments	1,022,945	1,162,805
Purchase of property and equipment	(581,921)	(45,392)
Proceeds on sale of exploration equipment	-	33,225
Deferred payments for future acquisition	-	(11,299,684)
Net redemption of short-term investments	(1,120,000)	13,714,214
Acquisition of Minera Argenta S.A. and Aquiline Holdings Inc.	(15,000,150)	-
Cash acquired on Minera Argenta S.A. and Aquiline Holdings Inc.	1,515,747	-
Cash acquired on Absolut Resources Inc.	505,040	-
Purchase of investments held for trading	-	(145,000)
Purchase of resource assets	(26,543,935)	(5,758,545)
	(41,079,774)	(3,836,530)

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

Years Ended December 31,	2008	2007

Effect of translation on foreign currency net monetary assets	953,114	584,512

(Decrease) increase in cash and cash equivalents	(1,376,477)	3,281,117

Cash and cash equivalents, beginning of year	3,734,398	453,281

Cash and cash equivalents, end of year	$2,357,921	$3,734,398

Cash and cash equivalents consist of:
Cash	$2,307,921	$859,628
Guaranteed investment certificates	50,000	2,874,770
	$2,357,921	$3,734,398

SUPPLEMENTAL CASH FLOW INFORMATION (Note 17)

The accompanying notes are an integral part of the consolidated financial statements

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

1.	Nature of Operations and Going Concern

Aquiline Resources Inc. ("Aquiline" or the "Corporation") is a publicly traded company listed on the TSX under the symbol "AQI" involved in the exploration and development of gold and silver projects in Argentina and Peru. The majority of the Corporation's deferred exploration expenses relate to the development of the Calcatreu property located in the Province of Rio Negro, Argentina, the Navidad Silver Project and the Regalo gold property in the Chubut Province of Argentina and the Pico Machay and Chaparra gold projects in Peru. Aquiline also owns and has interests in platinum and palladium projects in the Sudbury region of Ontario, Canada and holds a net smelter royalty ("NSR") on a development stage gold and silver project in Mexico (“La Jojoba Project”). The Corporation also holds equity share positions in exploration and development companies that operate within certain countries in the Americas.

The business of mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

In order to meet future expenditures, the Corporation will need to raise additional funding. Although the Corporation has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favorable to the Corporation. These consolidated financial statements have been prepared on a going concern basis that assumes the Corporation will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Corporation is not able to obtain adequate funding, there is uncertainty as to whether the Corporation will be able to continue as a going concern and maintain or complete the exploration and development of its resource properties. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Corporation were unable to obtain adequate financing.  Changes in future conditions could require material write downs of the carrying values of resource assets.

2.	Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries in Canada, Absolut Resources Inc. ("Absolut"), in Peru, Minera Calipuy S.A.C., in Mexico, Minera Aquilon S.A. de C.V. and Minera San Isidro S.A. de C.V, and in Argentina, Minera Aquiline Argentina S.A, Minera Argenta S.A. and Aquiline Holdings Inc., which were formed or acquired to facilitate the acquisition, exploration and development of mineral properties in these respective countries. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates and assumptions include those related to the valuation of resource assets, recoverability of foreign taxes, determinations as to whether costs are expensed or deferred, asset retirement obligations, future income taxes and stock compensation valuation assumptions.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other highly liquid short term investments, which may be settled on demand or within a maximum 90 day period at the date of acquisition.

Short-term investments

Short-term investments are liquid investments with an original maturity greater than three months but less than one year at the date of acquisition.

Resource assets

The cost of the resource assets and related exploration and development costs are deferred until the properties are placed into production, become inactive, or are sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, allowed to lapse, or abandoned. The amount shown for resource assets represents costs incurred to date and is not intended to reflect present or future values.

Although the Corporation has taken steps to verify title to resource assets in which it has an interest, these procedures do not guarantee the Corporation's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Property and equipment

Property and equipment are recorded at cost. Amortization on office equipment is recorded on the declining balance basis at an annual rate of 30%. Amortization on leasehold improvements is recorded on the straight line basis over the lease term. Amortization is recorded on a straight line basis over periods ranging from 3 to 10 years and is charged to resource assets.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Stock option compensation

The fair value of any stock options granted to directors, officers, consultants and employees is recorded over the vesting period with a corresponding increase recorded to contributed surplus. Costs directly related to the mineral properties or deferred payments for future acquisition are capitalized, indirect costs are expensed. The fair value of the stock option compensation is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 14(b). Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive and accordingly basic and diluted loss per share are the same.

Foreign currency translation

The operations of the Corporation's subsidiaries are considered to be of an integrated nature. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Translation gains and losses are included in operations.

Asset retirement obligation

The fair value of the liability for an asset retirement obligation is recorded when it is incurred and can be reasonably estimated, and the corresponding increase to the asset is amortized over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

Long-lived assets held and used by the Corporation and subject to amortization are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the sum of discounted value of the future cash flows is less than the carrying amount of the asset or if long-lived assets are abandoned, the excess of the carrying amount over the estimated fair value, based on discounted future cash flows, is recorded as a charge to net income.

Financial instruments, comprehensive income (loss) and hedges

The Corporation’s long-term investments are classified as “available-for-sale” and are measured at fair value. Changes in fair value are recognized in other comprehensive income (loss) until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Corporation has classified its cash and cash equivalents and short-term investments as held for trading, which are measured at fair value. Other receivables, promissory note receivable and foreign tax recoverable are classified as loans and receivables, which are measured at amortized cost. Payables and accruals, long-term debt and asset retirement obligations are classified as other financial liabilities, which are measured at amortized cost.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Corporation on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Corporation has included disclosures recommended by the new Handbook section in Note 4 to these consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Corporation has included disclosures recommended by the new Handbook sections in Note 5(b) to these consolidated financial statements.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The  conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. Accordingly, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Aquiline will be required to have prepared, in time for its first quarter 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Corporation will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. The new standard is effective as of January 1, 2009.

Business Combinations. Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Corporation is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Corporation is currently assessing the impact of these new accounting standards on its consolidated financial statements.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

3.	Business Combinations

	(a)	Navidad Silver Project, Argentina

A positive legal decision was received on July 14, 2006 from the Supreme Court of British Columbia awarding the Corporation ownership of the Navidad Silver Project (“Navidad”) and its surrounding claims located in the Chubut Province of Argentina. The Navidad project would likely be an open pit mine which is currently the subject of a ban in the Chubut province. The continued ban on open pit mining may prohibit the project feasibility at current resource estimates.

On October 19, 2006 the Corporation announced that it had reached agreement with IMA Exploration Inc. (“IMA”) to give effect to the July 14, 2006 judgment. During the appeal period, Aquiline operated the Navidad Project under the terms of an Interim Project Development Agreement (the “IPDA”) that had been executed by the parties. The key terms of the IPDA are as follows:

•
The shares (the “Shares”) of IMA’s wholly owned subsidiaries Inversiones Mineras Argentinas Inc. and Inversiones Mineras Argentinas S.A. (the “Subsidiaries”) would be held in trust pending the completion of the appeal process. The boards of these companies would be replaced with nominees of Aquiline and the ongoing development of the Navidad Project would be funded by Aquiline. Aquiline had sole operational control of the Navidad Project. IMA representatives had observer status and would be kept apprised of Aquiline’s exploration and development plans.

•
The parties agreed that IMA’s reimbursable costs for Navidad were $18.5 million, a figure which excluded Aquiline's legal costs which could have been set off against IMA’s reimbursable costs in the event that Aquiline is determined to be the ultimate owner of the Navidad Project in the court action.

		•	On completion of the trust transfer of the Shares, Aquiline had to deposit $7.5 million into escrow to partially secure payment of IMA’s reimbursable costs.

		•	Aquiline agreed to spend up to $11 million to further the development of the Navidad Project during the appeal period.

•
A standstill clause provided that neither party would attempt to acquire the other, solicit proxies in the other, or encourage any third parties in such an endeavour for the duration of the appeal period.

In February 2007, an additional 900,000 shares of Consolidated Pacific Bay and 300,000 shares of Tinka Resources Inc. ("Tinka") with a market value of $184,500 and $96,000 respectively were received and were being held in trust pending the outcome of the judgment. Upon payment of the final $11 million, these shares were released to the Corporation.

On June 7, 2007, the British Columbia Court of Appeal released its judgment in favour of Aquiline. The appeal launched by IMA was dismissed, with no variations made to the original judgment. IMA filed to seek leave to appeal the judgment to the Supreme Court of Canada.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

3.	Business Combinations (Continued)

	(a)	Navidad Silver Project, Argentina (Continued)

On December 20, 2007, the Supreme Court of Canada dismissed with costs the application for leave to appeal brought by IMA. IMA had no further recourse and its appeal was terminated. Aquiline was determined to be the sole beneficial owner of the Navidad silver deposit, subject to payment of amounts owed to IMA under the IPDA, as follows:

		(i)	the parties would cause the sum of $7.5 million plus interest accrued thereon, held in trust, to be released to IMA by no later than December 31, 2007. This amount was released;

		(ii)	Aquiline would pay to IMA the sum of $11 million, provided however that Aquiline is entitled to set off its legal costs against such amount. This amount was paid;

(iii)
on the date upon which the last of the payments in subparagraphs (i) and (ii) above were made, the trust was terminated and Aquiline then held sole legal and beneficial title to the Shares and the underlying Navidad property.

As at December 31, 2007, the deferred payments for future acquisition of $21,407,914 was comprised of a loan to Minera Argenta S.A. (the holder of the Navidad property) in the amount of $10,151,259, stock option compensation of $794,576, other advances and expenses of $8,959,079 and related capitalized future income tax costs of $1,503,000.

On February 11, 2008, Aquiline paid the sum of $11 million owing to IMA as final payment for the acquisition of IMA's wholly owned subsidiaries, pursuant to the court decision on December 20, 2007. The acquisition of IMA's wholly owned subsidiaries, Minera Argenta S.A. and Aquiline Holdings Inc., was accounted for using the purchase method. The results of operations are included in the accounts from February 11, 2008, the effective date of acquisition.

Details of the acquisition are as follows:

Purchase Price
Cash paid	$18,500,000
Transaction costs	4,000,000
$22,500,000
Fair Value of Net Assets Acquired
Current assets	$4,272,008
Long-term investments	93,000
Resource assets	37,231,082
Property and equipment	746,245
42,342,335
Less: current liabilities	(13,938,907)
Less: future tax liabilities	(5,470,000)
Less: asset retirement obligation	(433,428)
$22,500,000

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

3.	Business Combinations (Continued)

	(b)	Acquisition of Absolut Resources Corp. ("Absolut")

On October 2, 2007, Aquiline entered into a binding letter agreement (the "Letter Agreement") pursuant to which Aquiline offered to acquire 100% of the issued and outstanding shares of Absolut.

The agreement contemplated that the Absolut shareholders would receive Aquiline shares based on the following exchange ratio: (i) 1 common share of Aquiline for 10 common shares of Absolut, (ii) 1 warrant of Aquiline for each 10 warrants of Absolut and (iii) 1 option of Aquiline for each 10 options of Absolut, subject to adjustment of the exchange ratio based on the ratio of trading prices of the respective companies based on the average share prices of the last five trading days before the Special Meeting of the Absolut shareholders. The exchange ratio was restricted to a maximum of 1 for 11 and a minimum of 1 for 9.

The special meeting of the Absolut shareholders was held on March 5, 2008 and the transaction was approved. Based on the trading on the last five days before the special meeting, the exchange ratio was determined to be 1 for 9.

The transaction was closed on April 1, 2008 and 2,961,432 Aquiline common shares, 218,889 Aquiline options and 205,558 Aquiline warrants were issued in exchange for common shares, options and warrants of Absolut. This transaction is between two companies with an established historical relationship, and resulted in the creation of a gold division within Aquiline, the initial focus of which will be Absolut’s Pico Machay project in Peru and Aquiline’s Calcatreu project in Argentina.

Details of the acquisition are as follows:

Purchase Price
2,961,432 common shares issued in exchange for
26,652,888 Absolut common shares outstanding
(net of 3,025,000 shares in Absolut held by the Corporation)	$29,199,719
Fair value of 205,558 warrants issued in exchange for 1,850,000 Absolut warrants	715,009
Fair value of 218,889 options issued in exchange for 1,970,000 Absolut options	1,090,850
Cost of 3,025,000 Absolut shares originally held by the Corporation	1,989,817
Transaction costs	260,770
$33,256,165

Fair Value of Net Assets Acquired
Current assets	$737,008
Resource assets	45,751,349
Property and equipment	557,510
47,045,867
Less: current liabilities	(1,603,110)
Less: long-term liabilities	(317,592)
Less: future tax liabilities	(11,869,000)
$33,256,165

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

4.	Capital Management

The capital of the Corporation consists of items included in shareholders' equity and debt obligations, net of cash and cash equivalents and short-term investments.

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the acquisition, exploration and development of resource assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

The properties in which the Corporation currently has an interest are in the exploration stage; as such the Corporation is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the year ended December 31, 2008. Neither the Corporation nor its subsidiaries are subject to externally imposed capital requirements.

5.	Property and Financial Risk Factors

(a) Property risk

The Corporation's major mineral properties are the Calcatreu gold property, Navidad Silver Project and Pico Machay gold property. Unless the Corporation acquires or develops additional material properties, the Corporation will be mainly dependent upon these three properties. If no additional major mineral exploration properties are acquired by the Corporation, any adverse development affecting these three properties would have a material adverse effect on the Corporation's financial condition and results of operations.

(b) Financial risk
The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and other price risk).

Risk management is carried out by the Corporation's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

5.	Property and Financial Risk Factors (Continued)

	(b)	Financial risk (Continued)

Credit risk

The Corporation's credit risk is primarily attributable to short-term investments, other receivables and foreign tax recoverable. The Corporation has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Other receivables consist of goods and services tax due from the Federal Government of Canada and receivables from other companies. Foreign tax recoverable consists of value added taxes paid on exploration costs that are refundable from the Government of Argentina. In Argentina, claims for the foreign tax recoverable can only be made one year after the stated expenditures have been paid when there is no tax collection from revenues to offset. $7,301,748 represents the maximum credit exposure. Management believes that the credit risk concentration with respect to other receivables and foreign tax recoverable is remote. Management does not believe the receivables are impaired.

Liquidity risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Corporation had cash and cash equivalents and short-term investments of $6,377,921 (December 31, 2007 - $6,634,398) to settle current liabilities of $6,489,325 (December 31, 2007 - $806,829). Other than its current debt (see Note 12), all of the Corporation's financial liabilities have contractual maturities of less than 90 days and are subject to normal trade terms.

Market risks

Interest rate risk

The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign currency risk

The Corporation's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars, Argentine Pesos and Peruvian New Soles. The Corporation funds major operations and exploration expenses in Argentina and Peru. The Corporation maintains Argentine pesos bank accounts in Argentina and Peruvian sole bank accounts in Peru. The Corporation is subject to gains and losses due to fluctuations in Argentine Peso and Peruvian New Sole against the Canadian dollar.

Price risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices of gold and silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

5.	Property and Financial Risk Factors (Continued)

(b) Financial risk (Continued)

Financial Instruments

The Corporation's financial instruments consist of cash and cash equivalents, short-term investments, other receivables, foreign tax recoverable, long-term investments, payables and accruals, current debt and asset retirement obligations. As at December 31, 2008, the carrying and fair value amounts of the Corporation's financial instruments are the same. Changes in fair value of the Corporation's long-term investments are recognized in other comprehensive income.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a twelve month period.

Short-term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $40,200.

The Corporation's long-term investments are denominated in Canadian dollars. Sensitivity to a plus or minus 10% movement in the Canadian listed equity prices would affect comprehensive loss by $7,400.

The Corporation is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, other receivables, foreign tax recoverable, payables and accruals that are denominated in Argentine Pesos and Peruvian New Soles. Sensitivity to a plus or minus 5% change in the foreign exchange rate would affect net loss by $105,339.

Price risk is remote since the Corporation is not a producing entity.

6.	Short-Term Investments

Short-Term Investments are Guaranteed Investment Certificates (GICs) of $4,020,000 (2007 - $2,900,000) with maturity dates of more than 90 days and not more than 12 months, redeemable without penalty after 30 days. Of these investments $20,000 (2007 - $50,000) is collateral for the Corporation's credit cards.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

7.	Promissory Note Receivable

On December 14, 2007, the Corporation advanced $225,000 to Absolut under a promissory note secured by a general security agreement. This note has been eliminated upon acquisition of Absolut, see Note 3(b)).

8.	Foreign Tax Recoverable

Foreign tax recoverable consists of value added taxes ("VAT") paid on exploration costs that are refundable from the Government of Argentina. In Argentina, claims for the VAT refund can only be made one year after the stated expenditures have been paid when there is no VAT collection from revenues to offset. The ability to make such claims for refunds began in fiscal year 2005.

The timing of receipt of the refunds subsequent to submission of the claim depends on the timing of approval and processing of the claim by the Government of Argentina. There is limited previous payment history upon which to predict the timing of the receipt of these amounts. Expenditures for which the one year waiting period has passed and a claim has been made are classified as current. All other expected refund amounts have been classified as long term.

9.	Investments Held for Trading and Long-Term Investments

The Corporation's long-term investments include:

	December 31,		December 31,
	2008		2007
	Number of		Number of
	Shares	Value	Shares	Value

Absolut Resources Corp. common shares	-	$-	2,766,000	$2,406,420
Absolut Resources Corp. warrants	-	-	1,170,000	374,400
Sierra Minerals Inc. common shares	170,000	21,250	170,000	71,400
Sierra Minerals Inc. warrants	-	-	50,000	-
Columbia Metals Corporation Limited
common shares	625,000	43,750	625,000	137,500
Columbia Metals Corporation Limited
warrants	-	-	625,000	-
Tinka Resources Ltd. common shares	300,000	9,000	-	-

		74,000		2,989,720
Less: classified as held for trading		-		(374,400)

Long-term investments		$74,000		$2,615,320

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

9.	Investments Held for Trading and Long-Term Investments (Continued)

(a)
In 2007, the Corporation sold 2,339,500 common shares of Absolut for total proceeds of $1,162,805 and subscribed to an additional 2,340,000 units at a price of $0.50 per unit. Each unit consists of one common share and one half of one common share purchase warrant. One whole common share purchase warrant entitled the holder to purchase one common share at a price of $0.75 per share for a period of eighteen months from February 26, 2007. At the time of acquisition, the warrants were assigned a value of $145,000 using the Black-Scholes option pricing model. These warrants were considered a derivative financial instrument and accordingly were classified as held for trading. At December 31, 2007, these warrants had a fair value of $374,400. The resulting increase in value has been recognized in net income - unrealized gain on investments held for trading.

800,000 warrants matured in December 2007 and were not exercised by the Corporation.

In 2008, the Corporation sold 911,000 common shares of Absolut for total proceeds of $1,022,945 and subscribed to an additional 1,170,000 common shares at a price of $0.75 per common share.

On April 1, 2008, the Corporation acquired Absolut. Refer to Note 3(b) for further details.

(b)
In 2006, the Corporation subscribed to 100,000 shares of Sierra Minerals Inc. ("Sierra") at $0.35 per share as part of a 3,395,449 share non-brokered placement by Sierra. 50,000 warrants were also received as part of the placement. Each warrant entitled the holder to purchase one common share at a price of $0.50 per share over a period of 18 months from the date of closing. These warrants had no value as at January 1, 2007 and December 31, 2007.

The 50,000 warrants matured in March 2008 and were not exercised by the Corporation.

(c)
Pursuant to a Settlement Agreement as detailed in Note 11, the Corporation subscribed to 625,000 units of Columbia Metals Corporation Limited ("Columbia") at a price of $0.80 per unit and acquired a 2% net smelter return royalty for $500,000. The purchase price was allocated $450,000 to the purchase of units in Columbia and $50,000 to the net smelter return royalty as part of the resource assets. Each unit in Columbia was comprised of one common share and one common share purchase warrant entitling the purchaser to purchase one common share of Columbia at the price of $0.90 per share until March 17, 2008. The warrants had no value at January 1, 2007 and December 31, 2007.

The 625,000 warrants matured in March 2008 and were not exercised by the Corporation.

	(d)	In February 2008, with the acquisition of Navidad Silver Project, the Corporation received 300,000 shares of Tinka (see Note 3(a)).

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

10.	Property and Equipment

		Accumulated	Net
	Cost	Amortization	Book Value

2008
Office equipment	$167,159	$117,540	$49,619
Leasehold improvements	46,028	34,804	11,224
Exploration equipment	2,001,501	454,223	1,547,278

	$2,214,688	$606,567	$1,608,121

		Accumulated	Net
	Cost	Amortization	Book Value

2007
Office equipment	$114,315	$73,452	$40,863
Leasehold improvements	28,825	22,274	6,551
Exploration equipment	256,573	127,743	128,830

	$399,713	$223,469	$176,244

11.	Resource Assets
As of December 31, 2008 accumulated costs with respect to the Corporation's interest in mineral properties owned, leased or under option, consisted of the following:

	Opening			Ending
	December 31,	Acquisitions/		December 31,
Description	2007	Additions	Reductions	2008

Calcatreu gold property - Argentina	$34,068,894	$1,718,783	$-	$35,787,677
Platinum and palladium - Sudbury,
Ontario	730,568	2,681	(683,249)	50,000
Gold properties - La Jojoba, Mexico	50,000	-	-	50,000
Regalo gold property - Argentina	-	268,035	-	268,035
Navidad Silver Project - Argentina	-	57,527,103	-	57,527,103
Pico Machay - Peru	-	44,553,784	(16,553,784)	28,000,000
Chaparra - Peru	-	4,484,046	(2,484,046)	2,000,000

	$34,849,462	$108,554,432	$(19,721,079)	$123,682,815

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

11.	Resource Assets (Continued)

	Opening		Ending
	December 31,	Acquisitions/		December 31,
Description	2006	Additions	Reductions	2007

Calcatreu gold property - Argentina	$24,203,830	$9,865,064	$-	$34,068,894
Platinum and palladium - Sudbury,
Ontario	1,385,025	29,736	(684,193)	730,568
Gold properties - La Jojoba, Mexico	50,000	-	-	50,000

	$25,638,855	$9,894,800	$(684,193)	$34,849,462

Calcatreu Gold Property - Argentina

In July 2003, the Corporation acquired Minera Normandy Argentina S.A. a fully owned subsidiary of Newmont Mining Corporation ("Newmont") and subsequently renamed it Minera Aquiline Argentina S.A. Through this subsidiary, Aquiline acquired Newmont’s gold project ("Calcatreu property") which was at the time comprised of 73,000 hectares in Argentina for US $2,135,000 with a vendor take back non interest bearing mortgage having an undiscounted value of US $2,035,000. Upon satisfaction of the purchase price, Newmont will receive a 2.5% net smelter royalty on gold, silver and base metal production. The vendor take back mortgage was repaid in staged cash payments over a 36 month period ending July 2006. Both the 2.5% net smelter royalty and the vendor take back mortgage were secured by the Calcatreu property. In October 2006 the security lien for the mortgage was removed as the mortgage was paid in full. The 2.5% net smelter royalty continues to be secured by the Calcatreu property. In February 2008, Newmont assigned the 2.5% net smelter royalty to Franco Nevada Corporation.

Since purchasing the project in July 2003, the Corporation conducted exploration and development programs advancing the Calcatreu Gold project to the mine feasibility stage.

On March 15, 2007 a mine feasibility study on the Calcatreu Project was announced which supported the project feasibility based on the use of cyanide and confirmed that other processes are not viable alternatives for the Calcatreu Project. The objective of this program was to increase the resource to one million gold-silver equivalent ounces and increase the mine life and profitability.

Mine permitting efforts have been complicated by a political decision. On July 21, 2005, the Governor of Rio Negro successfully passed through the legislative council a law that has enforced a provincial wide ban on the use of cyanide within the mining industry. This action was inconsistent with the position of the Argentinean Federal Government and their pro-active stance on encouraging mineral development within Argentina. The Corporation’s management is now actively participating in discussions with senior officials, from both the federal and provincial governments of Argentina on this issue. Due to the ongoing of negotiations and the potential net present value of the project, as calculated in the 2007 mine feasibility study, no impairment is required at this time.  The continued ban on the use of cyanide may prohibit the project feasibility at current resource estimates.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

11.	Resource Assets (Continued)

Regalo gold property - Argentina

On March 12, 2008, the Corporation and Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") signed a definitive option and joint venture agreement regarding the Regalo gold property ("Regalo") located in Chubut Province, Argentina (the “Agreement”).

Under the Agreement, Aquiline can earn a 70% interest in Regalo by paying Pacific Bay US$100,000 on signing of the Agreement (paid), reimbursing (within 30 days) Pacific Bay US$169,000 for an airborne survey already underway (subsequently reimbursed), returning to Pacific Bay 900,000 of Pacific Bay’s common shares issued to Aquiline under a prior agreement (within 30 days) (returned), and completing 3,000 metres of drilling on the Regalo property within two years. There have not been any drilling to date. Once Aquiline has completed the forgoing, it will have earned a 70% interest in Regalo, and the parties will thereafter form a joint venture whereby each company will participate in programs according to their respective interests. If either party’s interest is diluted through non-participation in programs to 15% or less, that party’s interest automatically converts to a 2% NSR, which either party can purchase from the other for $2 million.

Navidad Silver Project - Argentina

On February 11, 2008, the Corporation acquired the Navidad Silver Project. Total resource assets acquired amounted to $37,231,082 (Note 3(a)). The balance of $20,296,021 consists of additions during the period.

Upon the acquisition of the Navidad Silver project, Aquiline held an aggregate land position in Chubut of 401,700 hectares. Exploration concessions are administered by the province of Chubut, which imposes limitations on the number of exploration cateos granted to an individual legal entity. These limitations apply to cateos that have been granted (ie. not to cateos that are in progress or to mining claims). Granted cateos to an individual legal entity are limited to 200,000 hectares or 20 individual cateos. Aquiline is below this limit, at 7 granted cateos covering 34,000 hectares. However, Aquiline entered into a dialogue with the government concerning the disposition of cateos that are currently in progress so that Aquiline maintains compliance with the provincial regulation and has reduced its land position in Chubut to 184,811 hectares.

Total drilling at Navidad now stands at 185,371 metres in 920 drill holes at December 31, 2008; 74,595 of the drilling was done in 2008.

Pico Machay and Chaparra - Peru

On April 1, 2008, the Corporation acquired the Pico Machay and the Chaparra Projects. Total resource assets acquired amounted to $45,751,349 (Note 3(b)). The balance of $3,286,481 consists of additions during the period (Note 3(b)). Most of the work completed at Pico Machay during 2008 was focused on completing an internal feasibility study (non NI 43-101 compliant).

The Pico Machay and the Chaparra Projects were written-down in December 2008 to $28,000,000 and $2,000,000, respectively, to reflect their fair value.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

11.	Resource Assets (Continued)

Platinum and palladium properties - Sudbury, Ontario

The principal Canadian resource assets of the Corporation are the interests it holds in properties in the Sudbury region of Ontario as follows:

Central River Valley Property

On March 4, 1999, the Corporation entered into a sub option agreement with Mustang Gold Corporation to earn up to a 70% interest in 96 units. Under this agreement, the Corporation paid $15,000 and issued 100,000 common shares and agreed to pay an additional $75,000 over the next two years to the optionor. The Corporation had also undertaken to expend at least $500,000 prior to December 2006 on the property in order to maintain in force the working rights and option granted to it. Due to changed metal prices, the project is not economical at this time and the Corporation had no plans to do more work on this property and accordingly, the property was written-down to $50,000 in December 2008. Total capitalized costs on this property as at December 31, 2008 were $50,000 (December 31, 2007 - $730,568).

Dana North Property

This property consists of 62 units in Dana and Pardo Townships, with a 2% and 3% net smelter royalty. The property was written off as of December 31, 2007.

Anaconda Property

This property consists of 36 claim units located in Dana Township. 150,000 common shares of the Corporation may be issued to the original vendor if the property advances through the pre feasibility stage. The property was written off as of December 31, 2007.

La Jojoba - Mexico

The Corporation entered into an agreement in April 2005 (the "Settlement Agreement") with Columbia Metals Corporation Limited ("Columbia"), under which the parties agreed that Columbia would pay Aquiline $500,000 in satisfaction of its indebtedness to the Corporation and Aquiline would subscribe to 625,000 units of Columbia at a price of $0.80 per unit. Each unit was comprised of one common share of Columbia and one common share purchase warrant of Columbia, each warrant entitling the holder to purchase one Columbia common share at the price of $0.90 per share until March 17, 2008. In March 2006 the Corporation completed this subscription and acquired the common shares and purchase warrants in Columbia for long term investment purposes (Note 9).

In addition, under the Settlement Agreement, upon the closing of the transaction, Columbia granted a 2% net smelter return ("NSR") royalty to Aquiline on the La Jojoba Property. Columbia has the right to acquire the 2% NSR royalty from Aquiline, free and clear of any encumbrances upon the payment of $1,000,000 for each 1% NSR royalty. As of December 31, 2008, Columbia has not acquired back any portion of the NSR.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2008 and 2007

12.	Debt

This debt is related to Absolut's Chaparra acquisition in 2005. The debt arose on June 8, 2005, is in $US, and no interest is payable. No security has been taken by the creditors.

The fair value of the loan at the date of issue was $575,527 calculated using an 8% discount rate. The deemed interest of $24,776 (December 31, 2007 - $Nil) for the nine month period since acquisition of Absolut has been capitalized and recorded in resource assets.

		Balance
		December 31,
Creditor/	Repayment	2008
Creditor group	$US	($Cdn)

Ex-Shareholders of Compania Minera Colorado	September 2008:$75,000**
(includes a related party*)	September 2009: $375,000	$514,212

* The related party, an officer of Compania Minera Colorado, was owed 35% or $US210,000 of the original face amount of the loans (December 31, 2008 - US $131,250) and is paid on the same basis as other creditors.

** The US $75,000 due in September 2008 has not been paid.

13.	Asset Retirement Obligation

The following table summarizes the changes in asset retirement obligations during the fiscal years presented:

	2008	2007

Opening balance	$422,240	$26,999
Additions	673,374	393,808
Accretion expense	125,607	1,433
Foreign exchange effect on liability	131,894	-
Reclamation costs incurred	(26,185)	-

	$1,326,930	$422,240

Asset retirement obligations relate to the Corporation's Calcatreu gold property and Navidad Silver Project in Argentina, Pico Machay in Peru and the dismantling of the mine facilities and environmental reclamation of the areas affected by mining operations.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

13.	Asset Retirement Obligation (Continued)

Calcatreu gold property

At December 31, 2008, management estimates that the total undiscounted amount of the estimated cash flows required to settle the Corporation's asset retirement obligations is $449,600 USD. It is expected that this amount will be incurred over the years 2009 to 2010. The credit-adjusted, risk-free interest rates used to discount estimated cash flows for liabilities incurred was 10%.

Navidad Silver Project

At December 31, 2008, management estimates that the total undiscounted amount of the estimated cash flows required to settle the Corporation's asset retirement obligations for the Navidad Silver Project is $710,000 USD. It is expected that this amount will be incurred over the years 2009 to 2010. The credit adjusted, risk-free interest rates used to discount estimated cash flows for liabilities incurred was 10%.

At December 31, 2008, management estimates that the total undiscounted amount of the estimated cash flow required to settle the Corporation's asset retirement obligation should be increased to $710,000 USD.

Pico Machay Project and Chaparra Project

On April 1, 2008, the Corporation acquired the Pico Machay Project and the Chaparra Project. Total asset retirement obligation acquired amounted to $89,000 USD for the Pico Machay Project and $20,000 USD for the Chaparra Project (Note 3(b)).

14.	Capital Stock

(a) The authorized capital of the Corporation consists of an unlimited number of no par value common shares.

	Shares	Value
Outstanding at December 31, 2006	52,226,654	$56,574,750
Exercise of warrants	2,342,625	7,027,875
Value attributed to warrants exercised	-	2,771,950
Exercise of stock options	1,912,600	3,346,550
Value attributed to stock options exercised	-	1,273,247

Outstanding at December 31, 2007	56,481,879	70,994,372
Private placement, net of issue costs (i)	1,818,182	14,886,054
Warrants valuation (i)	-	(3,027,273)
Private placement, net of issue costs (ii)	5,310,000	10,413,206
Warrants valuation (ii)	-	(3,839,482)
Proceeds from exercise of warrants	22,222	149,999
Value attributed to warrants exercised	-	77,297
Exercise of stock options	1,016,400	3,593,450
Value attributed to stock options exercised	-	1,412,987
Shares issued to acquire Absolut (Note 3(b))	2,961,432	29,199,719

Outstanding at December 31, 2008	67,610,115	$123,860,329

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

14.	Capital Stock (Continued)

(i)
On May 7, 2008, the Corporation closed a non-brokered private placement financing for gross proceeds of $15,000,000. The offering was placed with a mining company whose identity remains confidential. The investor has specified use of proceeds to be dedicated to accelerating the exploration and development activities of the Navidad silver project in Chubut, Argentina.

The offering was comprised of 1,818,182 Units at $8.25, consisting of one common share and one warrant to purchase one common share at an exercise price of $10.00 up to the expiry date of December 31, 2009.

The fair value of the warrants was estimating using the Black-Scholes pricing model as follows: dividend yield 0%; expected volatility 55%; risk-free interest rate 2.62% and an expected average life of 1.66 years. Value assigned was $3,027,273.

The common shares and warrants sold under this offering were restricted for a period of four months from the closing date. No external advisors were engaged by either party, and as such, no advisory or investment banking fees are deductible from the gross proceeds, other than legal fees.

(ii)
A total of 5,310,000 Units of the Corporation were issued in a private placement at a price of $2.00 per Unit. Total proceeds received of $10,413,206 is net of cost of issue and commission for $206,794. The Units were issued in two tranches, with 3,695,000 Units issued in the first tranche closed on October 22, 2008 and 1,615,000 Units issued in the second and final tranche closed on November 6, 2008.

Each Unit consisted of one common share and one warrant to purchase one common share at an exercise price of $2.50 with an expiry date of three years.

The fair value of the warrants was estimating using the Black-Scholes pricing model as follows: dividend yield 0%; expected volatility 70%-78%; risk-free interest rate 1.80%-2.09% and an expected average life of 2.25 years. Value assigned was $3,839,482.

The common shares and warrants sold under this offering were restricted for a period of four months from the closing date. No external advisors were engaged by either party, and as such, no advisory or investment banking fees are deductible from the gross proceeds other than legal fees.

(b)	Stock options

The Corporation has a Stock Option Plan (the "Plan"), which has been approved by the shareholders to provide incentive for the directors, officers, employees, consultants and service providers of the Corporation (and its subsidiaries). The number of stock options to be granted is limited to not more than 10% of the issued Common Shares of the Corporation at the time of the stock option grant. Stock options are granted in accordance with the Plan at not less than the closing price of the Common Shares on the business day immediately prior to the effective date of grant.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

14.	Capital Stock (Continued)

	(b)	Stock options (Continued)

A summary of the status of the Corporation's stock option plan as of December 31, 2008 and 2007 is as follows:

	Share Purchase	Weighted Average
	Options	Exercise price ($)

Outstanding, December 31, 2006	4,420,000	3.49
Options granted	685,000	8.54
Options exercised	(1,912,600)	1.75

Outstanding, December 31, 2007	3,192,400	5.62
Options granted	4,495,000	6.98
Options exercised	(1,016,400)	3.54
Options expired/cancelled	(1,644,445)	8.20
Options issued to acquire
Absolut (Note 3(b))	218,889	6.15

Outstanding, December 31, 2008	5,245,444	6.40

The following table reflects the stock options outstanding at December 31, 2008:

			Weighted	Weighted
			Average	Average
Options	Exercise	Options	Exercise	Contractual	Expiry
Granted	Price ($)	Exercisable	Price ($)	Life (Years)	Date

156,000	8.00	156,000	8.00	0.01	January 3, 2009
500,000	1.35	500,000	1.35	0.21	March 19, 2009
150,000	8.92	150,000	8.92	0.30	April 20, 2009
11,112	5.40	11,112	5.40	0.36	May 12, 2009
16,667	9.00	16,667	9.00	0.69	September 9, 2009
3,333	5.58	3,333	5.58	1.76	October 6, 2010
1,835,000	12.00	917,500	12.00	2.13	February 15, 2011
100,000	12.00	75,000	12.00	2.25	April 1, 2011
150,000	8.25	75,000	8.25	2.44	June 9, 2011
125,000	8.25	62,500	8.25	2.45	June 14, 2011
2,155,000	2.00	2,155,000	2.00	2.93	December 4, 2011
43,332	6.30	43,332	6.30	3.56	July 23, 2012

5,245,444	6.40	4,165,444	5.07

For fiscal 2008, the aggregate fair value of options granted (excluding the options issued to acquire Absolut) was $7,493,775 (fiscal 2007 - $2,429,870) or $1.67 (fiscal 2007 - $3.55) per share. As at December 31, 2008, 1,080,000 options remain unvested.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

14.	Capital Stock (Continued)

	(b)	Stock options (Continued)

(i)
On January 3, 2007, the Corporation granted 285,000 stock options to employees and consultants  with an exercise price of $8.00 expiring January 3, 2009. These stock options vested immediately at time of grant. The fair value of these options was recorded as follows: $225,540 expensed as stock option compensation, $322,200 recorded as deferred payments for future acquisition and $370,530 capitalized as resource assets.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 86.6%, risk - free interest rate 3.97% and an expected average life of 1.5 years. Value assigned was $918,270.

(ii)
On April 20, 2007, the Corporation granted 400,000 stock options to officers and employee with an exercise price of $8.92 expiring April 20, 2009. These stock options vested 50% on October 20, 2007 and 50% on April 20, 2008. The fair value of these options was recorded as follows: $377,900 expensed as stock option compensation, $566,850 capitalized as deferred payments for future acquisition and $566,850 recorded as resource assets.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 86.9%, risk - free interest rate 4.17% and an expected average life of 1.5 years. Value assigned was $1,511,600.

(iii)
On February 15, 2008, the Corporation granted 1,965,000 stock options to directors, officers and employees with an exercise price of $12.00 expiring February 15, 2011. These options will be recorded as stock option compensation in the statement of operations or resource assets as the options vest. These stock options will vest 50% on August 15, 2008 and 50% on February 15, 2009. The fair value of these options was recorded as follows: $2,825,286 expensed as stock option compensation and $2,023,358 capitalized as resource assets. The remaining value of $323,236 will be expensed or capitalized, as appropriate, in the remainder of 2009.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 53.2%, risk - free interest rate 3.12% and an expected average life of 1.5 years. Value assigned is $5,171,880.

(iv)
On April 1, 2008, the Corporation granted 100,000 stock options to a director with an exercise price of $12.00 expiring April 1, 2011. These options will be recorded as stock option compensation in the statement of operations as the options vest. These stock options will vest 50% immediately, 25% on October 1, 2008 and 25% on April 1, 2009. The fair value of these options was recorded as follows: $288,672 expensed as stock option compensation. The remaining value of $9,694 will be expensed as appropriate, in the remainder of 2009.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 75.7%, risk - free interest rate 2.66% and an expected average life of 2 years. Value assigned is $298,366.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

14.	Capital Stock (Continued)

	(b)	Stock options (Continued)

(v)
On April 1, 2008, the Corporation granted 218,889 stock options to stock option holders of Absolut with an exercise price between $4.50 to $9.00 and which expire at various dates between December 9, 2008 to July 23, 2012. These options are included in the purchase price of Absolut.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility from 47% to 68%, risk - free interest rate from 2.29% to 2.63% and an expected average life from 0.67 to 2 years. Value assigned is $1,090,850.

(vi)
On June 9, 2008, the Corporation granted 150,000 stock options to a director with an exercise price of $8.25 expiring June 9, 2011. These options will be recorded as stock option compensation in the statement of operations as the options vest. These stock options will vest 50% on December 10, 2008 and 50% on June 9, 2009. The fair value of these options was recorded as follows: $342,265 expensed as stock option compensation. The remaining value of $96,460 will be expensed as appropriate, in the remainder of 2009.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 75.7%, risk - free interest rate 2.60% and an expected average life of 2 years. Value assigned is $438,725.

(vii)
On June 14, 2008, the Corporation granted 125,000 stock options to a director with an exercise price of $8.25 expiring June 14, 2011. These options will be recorded as stock option compensation in the statement of operations as the options vest. These stock options will vest 50% on December 14, 2008 and 50% on June 14, 2009. The fair value of these options was recorded as follows: $128,450 expensed as stock option compensation. The remaining value of $188,158 will be expensed as appropriate, in the remainder of 2009.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 79%, risk - free interest rate 2.77% and an expected average life of 2 years. Value assigned is $316,608.

(viii)
On December 4, 2008, the Corporation granted 2,155,000 stock options to directors, officers and employees with an exercise price of $2.00 expiring December 4, 2011. These stock options vested immediately at time of grant. The fair value of these options was recorded as follows: $638,296 expensed as stock option compensation and $463,166 capitalized as resource assets.

The fair value of the stock options was estimating using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 75%, risk - free interest rate 1.52% and an expected average life of 2.25 years. Value assigned is $1,101,462.

For the year ended December 31, 2008, the fair value of previous year stock options granted that vested during the period was recorded as follows: $4,301,437 (2007 - $540,457) expensed as stock option compensation, $2,592,288 (2007 - $842,906) capitalized as resource assets and $Nil (2007 - $749,576) recorded as deferred payments for future acquisition.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

14.	Capital Stock (Continued)

	(c)	Warrants

The following table reflects the continuity of warrants:

	December 31,				December 31,
	2007				2008	Warrant
Expiry Date	Balance	Issued	Exercised	Expired	Balance	Value

(i) See Note 15	-	237,500	-	-	237,500	$594,700
September 16, 2008 (ii)	-	205,558	(22,222)	(183,336)	-	-
December 31, 2009 (iii)	-	1,818,182	-	-	1,818,182	3,027,273
October 22, 2011 (iv)	-	3,695,000	-	-	3,695,000	2,580,587
November 6, 2011 (v)	-	1,615,000	-	-	1,615,000	1,258,895

	-	7,571,240	(22,222)	(183,336)	7,365,682	$7,461,455

	December 31,				December 31,
	2006				2007	Warrant
Expiry Date	Balance	Issued	Exercised	Expired	Balance	Value

October 2007	2,342,625	-	(2,342,625)	-	-	$-

(i)	On February 8, 2008, the Corporation issued 237,500 warrants in connection with the convertible debenture (Note 15).

(ii)
On April 1, 2008, the Corporation issued 205,558 warrants in connection with the acquisition of Absolut (Note 3(b)). 22,222 of these warrants were exercised and 183,336 warrants matured and were not exercised by the holder.

(iii)	On May 7, 2008, the Corporation closed a non-brokered private placement financing and issued 1,818,182 warrants (Note 14(a)(i)).

(iv)	On October 22, 2008, the Corporation closed the first tranche of a non-brokered private placement financing and issued 3,695,000 warrants (Note 14(a)(ii)).

(v)	On November 6, 2008, the Corporation closed the second and final tranche of a non-brokered private placement financing and issued1,615,000 warrants (Note 14(a)(ii)).

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

15.	Convertible Debenture

On February 8, 2008, Silverstone Resources Corp. ("Silverstone") purchased a $17.5 million convertible debenture (the “Debenture”) from Aquiline. Silverstone may elect to convert the Debenture into Common Shares of Aquiline at a conversion price of $12.00 or into a contract (“Contract”) granting Silverstone the right to purchase, at the lesser of US$4.00 per ounce of silver and the prevailing market price per ounce of silver on the London Metal Exchange at the time production is delivered, 12.5% of the life of mine payable silver from the Loma de La Plata zone which is one of seven zones comprising the Navidad project, or if unavailable, from the other zones of the Navidad project.

Silverstone may elect to convert the Debenture into Common Shares of Aquiline or a Contract at any time until the Conversion Deadline, which is defined as 30 days after the earlier of: (a) January 8, 2010; and (b) the Maturity Date which is defined as the later of the completion of a feasibility study on the Property, the decision of Aquiline to proceed with a mine, and receipt of all necessary permits to proceed with construction of a mine.

Silverstone and Aquiline shall negotiate a definitive Contract not yet signed which shall be subject to Exchange approval. Upon conversion to the Contract, the $17.5 million face value of the Debenture will form part of an upfront payment by Silverstone of US$50 million to secure the silver, structured as: upon election to convert to the Contract, US$17,599,750 being equivalent to the CDN$17.5 million face value of the Debenture; US$14,900,250 on the Conversion Deadline; and US$17.5 million in four equal installments of US$4,375,000, each three months apart, the first installment starting three months after the start of construction and the remaining installments due every three months thereafter.

The Debenture carries a coupon of 150,000 warrants in lieu of interest, with each warrant entitling Silverstone to purchase one Common Share at an exercise price of CDN$13.00 per Common Share for a period expiring six months after the Conversion Deadline.

The Corporation paid a finder’s fee of 6% in cash of the Debenture principal amount (CDN$1.05 million) and 87,500 warrants with the same terms as those granted to Silverstone, and incurred costs of $32,396.

The fair value of the 237,500 warrants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield - 0%; volatility - 53.3%; risk-free interest rate - 3.06% and an expected life of 1.5 years. The fair value attributed to the warrants was $594,700.

Neither of the conversion options give rise to a contractual obligation on the part of the Corporation to deliver cash or another financial asset or to exchange another financial instrument under conditions that are potentially unfavourable. As such the Corporation has classified the debenture as an equity instrument net of cash issue costs in the amount of $1,082,396 and the value attributed to the warrants of $594,700.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

16.	Segmented Information

The Corporation operates in the mining, exploration and development business and has operations in Argentina, Canada, Peru and Mexico. The Corporation has no operating revenue. The interest income and realized gain on investments held for trading relate to investments held in Canada.

					2008

	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$6,463,176	$1,854,024	$-	$181,929	$8,499,129
Property and equipment	63,244	1,146,956	-	397,921	1,608,121
Other assets	74,000	6,416,917	-	-	6,490,917
Resource assets	50,000	93,582,815	50,000	30,000,000	123,682,815

	$6,650,420	$103,000,712	$50,000	$30,579,850	$140,280,982

					2007

	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$7,226,116	$1,057,192	$-	$-	$8,283,308
Property and equipment	47,414	128,830	-	-	176,244
Other assets	15,037,038	10,151,259	-	-	25,188,297
Resource assets	730,568	34,068,894	50,000	-	34,849,462

	$23,041,136	$45,406,175	$50,000	$-	$68,497,311

17.	Supplemental Cash Flow Information

	2008	2007

Changes in non-cash working capital items:
Other receivables and prepaids	$(451,133)	$(189,391)
Current portion of long-term foreign tax recoverable	(576,597)	(27,086)
Long-term foreign tax recoverable	(5,251,854)	-
Payables and accruals	3,565,174	(681,781)

	$(2,714,410)	$(898,258)

Interest received	$143,030	$356,579

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

18.	Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 33.5% (2007 - 36%) to the amounts recognized in the consolidation statements of operations:

	2008	2007

Loss before income taxes reflected in consolidated
financial statements	$27,671,464	$3,568,674

Expected income tax recovery at Canadian statutory rate	9,270,000	1,285,000
Non-taxable foreign exchange	54,000	(191,000)
Non-taxable component of gains on investments	275,000	-
Non-deductible expenses and other items	(528,000)	-
Deductible share issue costs	176,000	119,000
Stock option compensation expense	(1,441,000)	(195,000)
Unrealized gain on investments held for trading	-	83,000
Valuation allowance	(1,685,000)	(1,101,000)

Income tax recovery recognized	$6,121,000	$-

The following table reflects future income tax assets at December 31, 2008 and 2007:

	2008	2007

Excess of tax resources pools over book value of
Canadian resource assets	$1,289,000	$289,000
Share issue costs	544,000	252,000
Excess of tax cost of marketable securities over carrying value	56,000	-
Canadian non-capital losses	6,640,000	4,266,000
Less: recognized to offset future income tax liabilities	-	(516,000)
Valuation allowance	(8,529,000)	(4,291,000)

	$-	$-

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

18.	Income Taxes (Continued)

The following table reflects future income tax liabilities at December 31, 2008 and 2007:

	2008	2007

Book value of financial instruments in excess of tax value	$-	$(516,000)
Excess of book value of Argentina and Peru resource properties over
eligible deductible costs (1)	(12,413,000)	(7,655,000)
Less: reduction due to utilization of available future income tax assets	-	516,000

	$(12,413,000)	$(7,655,000)

(1)  The Corporation has incurred costs in Canada related to its resource assets that are not deductible or eligible for tax pools. As such, the Corporation has recorded a future tax liability and capitalized the costs to the associated property.

As at December 31, 2008, the Corporation had Canadian non-capital losses, for which no future income tax asset has been recognized in these consolidated financial statements, which may be applied against future taxable income, expiring as follows:

2009	$1,413,000
2010	1,912,000
2014	2,742,000
2015	3,652,000
2026	2,134,000
2027	2,025,000
2028	4,995,000
$18,873,000

19.	Basic and Diluted Loss Per Share

The following table sets out the computation for basic and diluted loss per share:

	2008	2007

Numerator:
Loss for the period	$(21,550,464)	$(3,568,674)

Denominator:
Weighted average number of
common shares outstanding	61,626,489	53,689,338

Basic and diluted loss per share	$(0.35)	$(0.07)

Diluted loss per share has not been presented for the years ended December 31, 2008 and 2007 because the effect of dilutive options and warrants is anti-dilutive.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

20.	Related Party Transactions and Balances

During the year, the Corporation was charged $85,450 ($71,000 in 2007) for consulting fees by a company in which a director of the Corporation has a beneficial interest. $20,000 of the $85,450 (December 31, 2007 - $71,000) consulting fees were included in resource assets. At December 31, 2008, $5,000 was due by the Corporation (at December 31, 2007, $20,747 of general and office expenses recovery were due to the Corporation).

At December 31, 2008, the Corporation held 170,000 shares (December 31, 2007 - 170,000 shares) of Sierra Minerals Inc. ("Sierra") (see Note 9). Included in other receivables and prepaids is $151,561 (December 31, 2007 - $126,882) receivable from Sierra. The balance pertains to general and office expenses paid on behalf of Sierra of which $78,776 were collected at the date of this report.

Included in other receivables and prepaids is $41,897 (December 31, 2007 - $65,733) receivable from Laramide Resources Ltd., with which the Corporation has a director in common and common management. Such amount was collected at the date of this report.

Payables to a law firm in which a partner is an officer of the Corporation were $97,361 at December 31, 2008 (December 31, 2007 - $110,592). Also, as at December 31, 2008, the law firm held $20,000 (December 31, 2007 - $Nil) on behalf of the Corporation. The Corporation was charged $298,071 by this law firm for the year ended December 31, 2008 (December 31, 2007 - $227,111) for legal services included in IMA legal costs and legal and audit expenses.

Included in other receivables and prepaids is $14,420 (December 31, 2007 - $Nil) receivable from Crown Point Ventures Ltd. with which the Corporation has a director in common.

Included in other receivables and prepaids is $41,405 (December 31, 2007 - $146) receivable from Treasury Metals Inc. with which the Corporation has an officer and director in common.

Included in other receivables and prepaids is $7,731 (December 31, 2007 - $184) receivable from Lydian International Limited with which the Corporation has a common director.

Transactions with related parties were in the normal course of operations and are measured at the exchange amounts which is the amount agreed to by the related parties. Any amounts due to or from these related parties are subject to normal trade payment terms.

21.	Contingencies

The Corporation is involved in various litigation matters arising in the ordinary course of its business. The Corporation has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Corporation financial position and results of operations.

AQUILINE RESOURCES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

22.	Commitments

	(a)	The Corporation entered into agreements to lease office spaces and warehouses until June 30, 2013. Minimum annual rent payable in each of the next five years are as follows:

2009	$386,279
2010	391,162
2011	327,958
2012	140,399
2013	70,200
$1,315,998

The Corporation has arrangements with the tenants in its corporate offices and expects to recover approximately 24% of the indicated amounts.

(b)
As per the purchase option agreement with Chaparra's concession holders, a payment of US$850,000 is required by the Corporation in October 2009 in order to complete the purchase option of these mining rights. No security has been taken by the concession holders other than the mining rights.

23.	Subsequent Events

(a)	Subsequent to December 31, 2008, the Corporation received $675,000 from the exercise of 500,000 stock options which expired on March 19, 2009 and had an exercise price of $1.35.

(b)	On June 4, 2009, the Corporation closed an equity financing for gross proceeds of $18,225,000 or $17,025,484 net of issue costs. The offering was comprised of 8,100,000 common shares at $2.25 each.

(c)
On July 14, 2009 the Corporation announced the signing of a letter of intent (“LOI”) with Monterrico Metals PLC (“Monterrico”), a subsidiary of Xiamen Zijin Tonguuan Investment Development Co. Ltd., a consortium of three Chinese companies. The LOI would allow Aquiline to acquire all of Monterrico’s right, title and interest in and to, certain mining concessions associated with the Pico Machay Gold Project in Peru. On October 7, 2009, the Corporation announced the closing of the purchase. The transaction was implemented pursuant to a share purchase agreement ("Share Purchase Agreement") whereby the Corporation purchased all of the issued and outstanding shares of the Pico Machay Cayman Limited ("Pico Cayman") from Intercontinental Resources Inc. ("IRI"), a subsidiary of Monterrico. Pico Cayman owns Minera Pico Machay SAC ("Pico Peru") which hold the mining concessions to the Pico Machay Gold Project. The total purchase price was US$7.8 million, of which US$1.2 million was paid on or before closing, and US$6.6 million is outstanding and reflected by the issuance by the Corporation of a promissory note in favour of IRI (the "Note"). The Note has a two year term, and is payable in eight quarterly installments of US$825,000 each. The Note bears no interest, unless there is a default on any of the payments in which case a default interest rate equal to 5% above the floating LIBOR rate will apply to the defaulted payment and the full remaining balance commencing 30 days after the due date of such first defaulted payment. After the first payment default, any subsequent payments must be made on their due date; if payment is not made by the due date, then Monterrico has the right to exercise security and accelerate payment of the full balance including interest. The Note is secured by (i) a guarantee from the Corporation for the Corporation's obligations under the Note and for certain indemnity obligations of the Corporation under the Share Purchase Agreement, (ii) a pledge of shares in Pico Cayman;

AQUILINE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

23.	Subsequent Events (Continued)

(iii) a pledge of shares in Pico Peru; and (iv) a mining mortgage in the Pico Machay Gold Project. The pledges and the mining mortgage will be released once the Note is paid in full. The guarantee has a term of five years from the date of signing. The Note is not assignable, and in case of a change of control of the Corporation the Note will become immediately due, unless IRI consents to the new controlling person assuming the obligations of the Corporation, as applicable.

The first installment payment of US$825,000 under the note was made in December 2009. In January 2010 the US$5,775,000 balance of the debt was paid in full as a result of the change of control resulting from the take-over of Aquiline by Pan American Silver Corp. (“Pan American”).

(d)
On October 14, 2009, the Corporation announced that it had signed a support agreement ("Support Agreement") pursuant to which Pan American would make a formal take over bid to acquire all of the issued and outstanding shares of the Corporation (the “Share Offer”).

Contemporaneously with the Share Offer, Pan American also proposed to make formal take over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”). The transaction value implied by all of the offers was approximately $626 million.

The Share Offer was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share. Each of these warrants entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline common shares tendered to the Share Offer (the “Five Year Pan American Warrant”). The consideration offered pursuant to the Convertible Security Offers consisted of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.

Based on the closing price of Pan American common shares on the TSX on October 13th, 2009 (and assuming a value of $0.81 for each 0.1 of a Five Year Pan American Warrant), the implied value of the Share Offer is $7.47 per Aquiline common share, which represented a premium of approximately 36.6% over the closing price of Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10 day volume weighted average price. Aquiline shareholders would own approximately 19% of the enlarged Pan American.

The Board of Directors of Aquiline, after receiving the recommendation of a special committee of independent directors, unanimously determined (i) that the Share Offer is fair to Aquiline’s shareholders and is in the best interest of Aquiline, and (ii) to recommend that Aquiline shareholders tender their common shares to the Share Offer. BMO Capital Markets, financial advisor to Aquiline, delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. Cormark Securities Inc. also delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. The offers were conditional on the directors and senior officers of Aquiline entering into lock up agreements with Pan American and agreeing to tender all of their Aquiline shares in support of the Share Offer. The Support Agreement and the transactions contemplated therein arose as a result of a review of strategic alternatives undertaken by Aquiline.

AQUILINE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

23.	Subsequent Events (Continued)

Under the terms of the Support Agreement, Aquiline was subject to certain customary non solicitation covenants, including the obligation to pay Pan American a non completion fee of $18 million under certain circumstances.

In addition, Aquiline provided Pan American with certain other customary rights including a five business day right to match a proposal deemed superior by the Aquiline Board of Directors. Under certain other circumstances, where the Support Agreement is terminated, Aquiline is obligated to reimburse Pan American’s reasonable expenses up to a maximum of $3 million.

The Share Offer and each of the Convertible Securities Offers were conditional upon a minimum of 66 2/3% of the outstanding Aquiline shares on a diluted basis being tendered to the Share Offer. The Share Offer was not contingent on a successful take up under any of the Convertible Securities Offers.

The transaction was subject to stock exchange approvals, the receipt of certain confirmations under Argentinean anti trust laws, and other customary closing conditions, all of which were subsequently fulfilled or waived. Pan American shareholders were not required to vote on the transaction.

The Corporation incurred transaction costs of $10,282,366 reflecting advisory completion fees, legal, and due diligence expenditures related to the transaction.

On December 8, 2009 Pan American announced that 81.8% of the outstanding shares of Aquiline had been deposited to the Share Offer, Pan American had taken-up all the Aquiline shares deposited to that date and that the Share Offer for the remaining outstanding Aquiline securities had been extended to December 22, 2009.

On December 22, 2009 Pan American announced that 92.4% of the outstanding Aquiline shares had been deposited to the Share Offer and that Pan American would exercise its right to acquire the remaining outstanding shares.

The common shares of Aquiline were delisted from the TSX on January 13, 2010.

	(e)	Subsequent to the March 31, 2009, $4,581,589 was received on the exercise of 2,191,665 stock options and $4,712,500 was received on the exercise of 1,885,000 warrants.

701 Evans Avenue 8th Floor Toronto, Ontario Canada M9C 1A3	telephone: facsimile: email: website:	(416) 626 6000 (416) 626 8650 info@mscm.ca www.mscm.ca

Auditors' Report

To the Directors of

Aquiline Resources Inc.

We have audited the following Reconciliation (the “Reconciliation”) between Canadian and United States generally accepted accounting principles of Aquiline Resources Inc. as at and for the years ended December 31, 2008 and 2007 which are included herein and which were prepared for inclusion in the Business Acquisition Report of Pan American Silver Corp.  This supplemental information is the responsibility of the Company's management.  Our responsibility is to express an opinion thereon based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Reconciliation is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Reconciliation.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the presentation of the Reconciliation.

In our opinion, the Reconciliation between Canadian and United States generally accepted accounting principles for the years ended December 31, 2008 and 2007, when considered in relation to the 2008 and 2007 consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Signed: "MSCM LLP"

Chartered Accountants Licensed Public Accountants

Toronto, Ontario
February 22, 2010

Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of Aquiline Resources Inc. as at and for the years ended December 31, 2008 and 2007 are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables and descriptions in thousands of Canadian Dollars.

	December 31, 2008
Consolidated Balance Sheets	Total Assets	Total Liabilities	Shareholders’ Equity

Reported under Canadian GAAP	$140,281	$20,229	$120,052
Adjustment to capitalized expenditures (a)	(50,411)	-	(50,411)
Related future income tax effect (b)	38	(5,014)	5,052

Reported under US GAAP	$89,908	$15,215	$74,693

	December 31, 2007
Consolidated Balance Sheets	Total Assets	Total Liabilities	Shareholders’ Equity

Reported under Canadian GAAP	$68,497	$8,884	$59,613
Adjustment to capitalized expenditures (a)	(25,175)	-	(25,175)
Related future income tax effect (b)	(4,498)	(4,498)	-

Reported under US GAAP	$38,824	$4,386	$34,438

					December 31, 2008
						Accumulated
						Other
Consolidated Statement	Share		Contributed	Convertible		Comprehensive
of Shareholders’ Equity	Capital	Warrants	Surplus	Debentures	Deficit	Income (Loss)	Total

Reported under
Canadian GAAP	$123,860	$7,462	$15,514	$15,823	$(42,345)	$(262)	$120,052
Exploration
expenditures	-	-	-	-	(50,411)	-	(50,411)
Related future
income tax effect	-	-	-	-	5,052	-	5,052

Reported under
US GAAP	$123,860	$7,462	$15,514	$15,823	$(87,704)	$(262)	$74,693

	December 31, 2007
Consolidated Statement of Shareholder’s Equity	Share Capital	Contributed Surplus	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total

Reported under Canadian GAAP	$70,994	$8,305	$(20,794)	$1,108	$59,613
Exploration expenditures	-	-	(25,175)	-	(25,175)
Related future income tax effect	-	-	-	-	-
Reported under US GAAP	$70,994	$8,305	$(45,969)	$1,108	$34,438

	December 31
Consolidated Statements of Operations	2008	2007
Net loss reported under Canadian GAAP	$(21,550)	$(3,569)
Effect of expensing exploration expenditures	(28,856)	(6,830)
Effect on write-off of resource properties	3,620	684
Related future income tax effect	5,052
Net loss reported under US GAAP	$(41,734)	$(9,715)

Consolidated Statements of Operations (Under US GAAP)
	2008	2007
Expenses
Office administration	$679	$358
IMA legal costs	9	307
Legal and audit	193	301
Accretion of asset retirement obligation	126	1
Amortization	25	30
Travel	272	365
Investor relations	852	545
Salaries and consulting	2,274	581
Capital tax	21	127
Stock option compensation	4,301	540
Exploration expenditures	28,856	6,830
	37,608	9,985

Loss before the following	(37,608)	(9,985)
Interest income	143	357
Write-down of resource assets	(16,101)	-
Foreign exchange gain (loss)	162	(309)
Unrealized (loss) gain on investments held for trading	(12)	229
Gain (loss) on sale of long-term investments	509	(7)
Loss before income taxes	(52,907)	(9,715)
Future income tax recovery	(11,173)	-
Net loss for the year	$(41,734)	$(9,715)

Earnings per share
Basic	$(0.68)	$(0.18)
Diluted	$(0.68)	$(0.18)

Weighted average number of common shares outstanding
Basic	61,626,489	53,689,338
Diluted	61,626,489	53,689,338

	December 31
Consolidated Summarized Statement of Cash Flows – US GAAP	2008	2007
Cash flow (used in) operating activities	$(35,566)	$(10,671)
Cash flow (used in) provided by investing activities	(12,224)	2,993
Cash flow provided by financing activities	45,460	10,374
Effect of translation on foreign currency net monetary assets	953	585
(Decrease) increase in cash and cash equivalents under US GAAP	$(1,377)	$3,281

a) Mineral Property Expenditures

Under Canadian GAAP, mineral property exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences at which time such costs form part of the mineral property costs and are amortized or depleted over the life of the mine.  If the property or rights are sold or abandoned, all related deferred expenditures are written off.  For Canadian GAAP purposes, the Company’s policy is to capitalize all expenditures associated with its properties and mineral exploration rights including costs of acquisition, costs incurred to maintain the properties or rights and all direct and attributable indirect costs incurred with respect to exploration of its resource assets.

Under US GAAP, expenditures incurred to acquire an interest in a mineral property and exploration rights are capitalized.  However, all exploration expenditures are expensed.  Accordingly, as at December 31, 2008 and December 31, 2007 resource assets have been reduced by $50,411 and $25,175 respectively for purposes of US GAAP.  Certain amounts expensed under US GAAP provide for additional tax deductions.  The benefits of these additional deductions, $5,052 for the year ended December 31, 2008 and $Nil for the year ended December 31, 2007, have been recognized to the extent it is more likely than not that they will be realized.

For Canadian GAAP, cash flows relating to resource asset costs are reported as investing activities.  For purposes of US GAAP these costs would be characterized as operating activities. Accordingly, for the year ended December 31, 2008, cash used in operating activities has increased by $28,856 and cash used in investing activities has decreased by $28,856.  For the year ended December 31, 2007, cash used in operating activities has increased by $6,830 and cash used in investing activities has decreased by $6,830.

b) Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements.  There have been no significant changes to the Company’s unrecognized tax benefits in the year ended December 31, 2008.

Under Canadian GAAP, certain expenditures capitalized and included in resource assets do not have a related tax basis.  Accordingly, for these capitalized expenditures, the related future income tax cost has been included in the capitalized amount and a future income tax liability recorded.  Under US GAAP, as noted in item a), certain of these expenditures may not be capitalized.  Accordingly, the future income tax liability has been reduced to reflect the expensing of these expenditures.  As at December 31, 2008 and December 31, 2007 the future income tax liability has been reduced by $5,014 and $4,498 respectively for purposes of US GAAP.

c) Stock-Based Compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options under Statement of Financial Accounting Standards No. 123, Share-Based Payments (“SFAS 123R”).  Consistent with Canadian GAAP, SFAS 123(R) requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest.  However, in calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate forfeitures.  Under Canadian GAAP the Company accounts for forfeitures as they occur.  The effects of forfeitures are immaterial and no adjustments for any periods are required.

d) Other Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of other comprehensive income (“OCI”) and its components. Additionally, under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The Company adopted Section 1530 on January 1, 2007, which now aligns treatment of OCI the same under both US GAAP and Canadian

GAAP.  The impacts of available-for-sale securities for the years ended December 31, 2008 and 2007 are included in the following table:

	December 31
	2008	2007
Net loss under US GAAP	$(41,734)	$(9,715)
Unrealized (loss) gain on available securities	(117)	1,091
Reclassification of unrealized losses on available-for-sale long-term investments	(1,253)	(117)
Comprehensive net loss under US GAAP	$(43,104)	$(8,741)

e)	Recently Adopted Accounting Pronouncements

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data.  Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2008
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$2,358	$2,358	$-	$-
Short-term investments	4,020	4,020	-	-
Long-term investments	74	74	-	-
	$6,452	$6,452	$-	$-

The Company’s cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily Canadian, US, Argentinean and Peruvian bank accounts.

The Company’s short-term and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The total amount of unrealized losses on available-for-sale securities for the years ended December 31, 2008 and December 31, 2007 were included in Accumulated Other Comprehensive Income as a result of changes in market values and foreign exchange rates from December 31, 2007 and December 31, 2006, respectively.

f)	Recent Accounting Pronouncements

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company does not expect the adoption of FAS 160 to have a material impact on the Company’s consolidated financial results.

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations”, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively. The Company does not expect the adoption of FAS 141(R) to have a material impact on the Company’s consolidated financial results.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends and clarifies FAS 141(R). The intent of FSP FAS 141(R)-1 is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of FSP FAS 141(R)-1 to have a material impact on the Company’s consolidated financial results.

Derivative Instruments

In March 2008, the FASB issued FASB Statement No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows.  FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company does not expect the adoption of FAS 161 to have a material impact on the Company’s consolidated financial results.

Accounting for the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).  The intent of this FSP is to improve consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, “Business Combinations” (“FAS 141”).  FSP 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date.  The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company’s consolidated financial results.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP”.  The Company does not expect the adoption of FAS 162 to have a material impact on the Company’s consolidated financial results.

Accounting for Convertible Debt Instruments

In May 2008, the FASB issued FSP No. APB 14-1. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 requires retrospective application to all periods presented. The Company does not expect the adoption of FSP 14-1 to have a material impact on the Company’s consolidated financial results.

Equity-Linked Financial Instruments

In June 2008, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). EITF 07-5 was effective for the Company’s fiscal year beginning January 1, 2009.  The Company does not expect the adoption of Issue No. 07-5 to have a material impact on the Company’s consolidated financial results.

Impairments

In April 2009, the FASB issued FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” which provide guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity.  It also expands and increases the frequency of disclosures about other-than-temporary impairments in both debt and equity securities within the scope of FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and FSP No. FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments”.  FAS No. 115-2 and FAS No 124-2 are effective prospectively for interim and annual reporting periods ending after June 15, 2009.  The Company does not expect the adoption of these Statements to have a material impact on the Company’s consolidated financial results.

Subsequent Events

In May 2009, the FASB issued FASB Statement No. 165 “Subsequent Events” (“FAS 165”) which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements.  The Company does not expect the adoption of FAS 165 to have a material impact on the Company’s consolidated financial results.

The Accounting Standards Codification

In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FAS 168” or “the Codification”). FAS 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. FAS 168 is effective for the Company’s interim quarterly period beginning July 1, 2009. The Company does not expect the adoption of FAS 168 to have a material impact on the Company’s consolidated financial results.

Fair Value Accounting for Liabilities

In August 2009, the FASB issued updates to fair value accounting for liabilities.  These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique).  This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  These changes will become effective for the Company’s financial statements for the year ended December 31, 2009.  The Company does not expect the adoption of these updates to have a material impact on the Company’s consolidated financial results.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption of this update to have a material impact on the Company’s consolidated financial results.

AQUILINE RESOURCES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Aquiline Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the unaudited interim consolidate financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting - Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at September 30, 2009.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management,  including the Chief Executive and Chief Financial Officers, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at September 30, 2009.

AQUILINE RESOURCES INC.

Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	September 30,	December 31,
	2009	2008

Assets

Current
Cash and cash equivalents	$2,528,523	$2,357,921
Short-term investments	7,720,000	4,020,000
Other receivables and prepaids (Note 15)	1,026,046	1,236,377
Prepaid transaction costs (Note 18(b))	473,193	-
Current portion of long-term foreign tax recoverable	708,267	884,831
	12,456,029	8,499,129

Long-term foreign tax recoverable	5,339,329	6,416,917
Long-term investments (Note 5)	106,200	74,000
Property and equipment (Note 6)	1,420,686	1,608,121
Resource assets (Note 7)	130,053,934	123,682,815
	$149,376,178	$140,280,982

Liabilities

Current
Payables and accruals (Note 15)	$2,045,056	$5,975,113
Debt (Note 8)	-	514,212
	2,045,056	6,489,325

Asset retirement obligation (Note 9)	1,324,742	1,326,930
Future income tax liability	12,668,380	12,413,000
	16,038,178	20,229,255
Shareholders' Equity
Capital stock (Note 10(a))	141,951,467	123,860,329
Warrants (Note 10(c))	7,461,455	7,461,455
Contributed surplus	15,647,243	15,514,378
Convertible debenture	15,822,904	15,822,904
Deficit	(47,314,769)	(42,344,839)
Accumulated other comprehensive loss	(230,300)	(262,500)
	133,338,000	120,051,727
	$149,376,178	$140,280,982

Nature of Operations and Going Concern (Note 1)
Commitments (Note 17)
Subsequent Events (Note 18)

On behalf of the Board of Directors:

"MARC HENDERSON" (Signed)                                                                           Director
"JOHN SUTHERLAND" (Signed)                                                                           Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Expenses
Office and administration	$214,344	$55,376	$565,759	$348,064
IMA legal costs	-	-	-	8,556
Legal and audit (Note 15)	4,555	82,440	243,697	203,443
Accretion of asset retirement
obligation (Note 9)	27,630	31,167	90,099	91,484
Amortization	6,730	76,125	23,004	233,498
Travel	36,496	68,752	76,383	237,020
Investor relations	69,525	81,690	374,357	694,882
Salaries and consulting	256,631	225,061	564,504	1,765,625
Stock-based compensation (Note 10(b))	-	1,148,422	388,629	3,254,161
	615,911	1,769,033	2,326,432	6,836,733

Loss before the following	(615,911)	(1,769,033)	(2,326,432)	(6,836,733)

Interest income	7,573	21,671	13,807	130,401
Write-down of resource assets (Note 7)	(1,796,579)	-	(1,796,579)	-
Foreign exchange (loss) gain	(322,190)	527,372	(860,726)	(535,101)
Loss on investments held for trading	-	-	-	(11,700)
Gain on sale of long-term investments	-	-	-	508,909

Net loss for the period	$(2,727,107)	$(1,219,990)	$(4,969,930)	$(6,744,224)

Basic and diluted loss per share (Note 14)	$(0.04)	$(0.02)	$(0.07)	$(0.11)

Interim Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Deficit, beginning of period	$(44,587,662)	$(26,318,609)	$(42,344,839)	$(20,794,375)
Net loss for the period	(2,727,107)	(1,219,990)	(4,969,930)	(6,744,224)
Deficit, end of period	$(47,314,769)	$(27,538,599)	$(47,314,769)	$(27,538,599)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net loss for the period	$(2,727,107)	$(1,219,990)	$(4,969,930)	$(6,744,224)

Other comprehensive loss
Net unrealized gain (loss) on available-for-
sale long-term investments	20,050	(119,950)	32,200	(160,000)
Reclassification of unrealized loss on
available-for-sale long-term investments	-	-	-	(1,160,217)

Total comprehensive loss	$(2,707,057)	$(1,339,940)	$(4,937,730)	$(8,064,441)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited - Expressed in Canadian Dollars)

	Capital Stock	Warrants	Contributed Surplus	Convertible Debenture	Deficit	Accumulated Other Comprehensive (Loss) Income	Total

Balance, December 31, 2007	$70,994,372	$-	$8,305,078	$-	$(20,794,375)	$1,108,167	$59,613,242
Exercise of warrants	149,999	-	-	-	-	-	149,999
Value attributed to warrants exercised	77,297	(77,297)	-	-	-	-	-
Exercise of stock options	3,593,450	-	-	-	-	-	3,593,450
Value attributed to stock options exercised	1,412,987	-	(1,412,987)	-	-	-	-
Private placement, net of issue costs	25,299,260	-	-	-	-	-	25,299,260
Warrants valuation	(6,866,755)	-	-	-	-	-	(6,866,755)
Shares issued to acquire Absolut Resources Corp.	29,199,719	-	-	-	-	-	29,199,719
Warrants issued	-	7,461,455	-	-	-	-	7,461,455
Warrants expired	-	(637,712)	637,712	-	-	-	-
Warrants issued to acquire Absolut Resources Corp.	-	715,009	-	-	-	-	715,009
Stock options vested	-	-	6,893,725	-	-	-	6,893,725
Stock options issue to acquire Absolut Resources Corp.	-	-	1,090,850	-	-	-	1,090,850
Convertible debenture, net of issue costs	-	-	-	15,822,904			15,822,904
Net loss for the year	-	-	-	-	(21,550,464)		(21,550,464)
Reclassification of unrealized gain on available-for-sale long-term investments	-	-	-	-	-	(1,253,217)	(1,253,217)
Net unrealized loss on available-for-sale long-term investments	-	-	-	-	-	(117,450)	(117,450)

Balance, December 31, 2008	123,860,329	7,461,455	15,514,378	15,822,904	(42,344,839)	(262,500)	120,051,727
Private placement, net of issue costs	17,025,484	-	-	-	-	-	17,025,484
Exercise of stock options	675,000	-	-	-	-	-	675,000
Value attributed to stock options exercised	390,654	-	(390,654)	-	-	-	-
Stock option vested	-	-	523,519	-	-	-	523,519
Net loss for the period	-	-	-	-	(4,969,930)	-	(4,969,930)
Net unrealized gain on available-for-sale long-term investments	-	-	-	-	-	32,200	32,200
Balance, September 30, 2009	$141,951,467	$7,461,455	$15,647,243	$15,822,904	$(47,314,769)	$(230,300)	$133,338,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss for the period	$(2,727,107)	$(1,219,990)	$(4,969,930)	$(6,744,224)
Adjustments for:
Amortization	6,730	76,125	23,004	233,498
Accretion of asset retirement obligation	27,630	31,167	90,099	91,484
Stock-based compensation	-	1,148,422	388,629	3,254,161
Loss on investments held for trading	-	-	-	11,700
Gain on sale of long-term investments	-	-	-	(508,909)
Write-down of resource assets	1,796,579	-	1,796,579	-

Net change in non-cash working
capital (Note 13)	(209,848)	(359,226)	(2,938,767)	(3,060,429)
	(1,106,016)	(323,502)	(5,610,386)	(6,722,719)

FINANCING ACTIVITIES
Repayment of debt	-	-	-	(75,010)
Issue of common shares, net of
share issue costs	(150,536)	(7,108)	17,700,484	18,629,503
Proceeds from convertible debenture
and warrants, net of issue costs	-	-	-	16,417,604
	(150,536)	(7,108)	17,700,484	34,972,097

INVESTING ACTIVITIES
Purchase of long-term investments	-	-	-	(877,500)
Proceed on disposal of long-term
investments	-	-	-	1,022,945
Net purchase of property and equipment	46,687	(205,239)	117,798	(1,119,367)
Net redemption (purchase) of short-term
investments	6,350,000	7,729,973	(3,700,000)	2,829,973
Acquisition of Minera Argenta S.A. and
Aquiline Holdings Inc.	-	-	-	(12,250,000)
Cash acquired on Minera Argenta S.A.
and Aquiline Holdings Inc.	-	-	-	1,519,508
Cash acquired on Absolut Resources Inc.	-	-	-	505,040
Additions to resource assets	(2,987,211)	(8,810,440)	(8,245,007)	(20,715,067)
	3,409,476	(1,285,706)	(11,827,209)	(29,084,468)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Effect of translation on foreign currency
net monetary assets	(120,956)	(1,737)	(92,287)	(19,125)

Increase (decrease) in cash and
cash equivalents	2,031,968	(1,618,053)	170,602	(854,215)

Cash and cash equivalents,
beginning of period	496,555	4,498,236	2,357,921	3,734,398

Cash and cash equivalents,
end of period	$2,528,523	$2,880,183	$2,528,523	$2,880,183

SUPPLEMENTAL CASH FLOW INFORMATION (Note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

1.          Nature of Operations and Going Concern

Aquiline Resources Inc. ("Aquiline" or the "Corporation") is a publicly traded company listed on the TSX under the symbol "AQI" involved in the exploration and development of gold and silver projects in Argentina and Peru. The majority of the Corporation's deferred exploration expenses relate to the development of the Calcatreu property located in the Province of Rio Negro, Argentina, the Navidad Silver Project and the Regalo gold property in the Chubut Province of Argentina and the Pico Machay and Chaparra gold projects in Peru. Aquiline also owns and has interests in platinum and palladium projects in the Sudbury region of Ontario, Canada and holds a net smelter royalty ("NSR") on a development stage gold and silver project in Mexico (“La Jojoba Project”). The Corporation also holds equity share positions in exploration and development companies that operate within certain countries in the Americas.

The business of mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

In order to meet future expenditures, the Corporation will need to raise additional funding. Although the Corporation has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Corporation. These unaudited interim consolidated financial statements have been prepared on a going concern basis that assumes the Corporation will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Corporation is not able to obtain adequate funding, there is uncertainty as to whether the Corporation will be able to continue as a going concern and maintain or complete the exploration and development of its resource properties. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Corporation were unable to obtain adequate financing.  Changes in future conditions could require material write downs of the carrying values of resource assets.

As described in Note 18(b) "Subsequent Events", on October 14, 2009, the Corporation announced that it has signed a support agreement (the “Support Agreement”) pursuant to which Pan American Silver Corp. (“Pan American”) will make a formal take-over bid to acquire all of the issued and outstanding shares of the Corporation.

2.          Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine month period ended September 30, 2009 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2009.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

2.         Basis of Presentation and Accounting Policies (Continued)

The consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”. Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Corporation’s presentation of its financial position or results of operations as at September 30, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Corporation’s presentation of its financial position or results of operations as at September 30, 2009.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Corporation’s presentation of its financial position or results of operations as at September 30, 2009.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

2.          Basis of Presentation and Accounting Policies (Continued)

Future Accounting Pronouncements

IFRS

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. While the Corporation has begun assessing the impact of the adoption of IFRS on its consolidated financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3, “Business Combinations”. Sections 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS-27, “Consolidated and Separate Financial Statements”. The Corporation is in the process of evaluating the requirements of the new standards.

3.          Capital Management

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.  The Corporation defines capital to include its working capital position and the capital stock, warrant, and option components of its shareholders' equity.

The properties in which the Corporation currently has an interest are in the exploration stage; as such the Corporation is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i)	minimizing discretionary disbursements;
ii)	reducing or eliminating exploration expenditures which are of limited strategic value;
iii)	exploring alternate sources of liquidity.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

3.         Capital Management (Continued)

In light of the above, the Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.  There were no changes in the Corporation's approach to capital management during the nine months ended September 30, 2009. The Corporation is not subject to externally imposed capital requirements.  As at September 30, 2009, the Corporation is seeking sources of additional capital.

4.         Property and Financial Risk Factors

(a)	Property Risk

The Corporation's major mineral properties are the Calcatreu gold property, Navidad Silver Project and Pico Machay gold property. Unless the Corporation acquires or develops additional material properties, the Corporation will be mainly dependent upon these three properties. If no additional major mineral exploration properties are acquired by the Corporation, any adverse development affecting these three properties would have a material adverse effect on the Corporation's financial condition and results of operations.

(b)	Financial Risk

The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and other price risk).

Risk management is carried out by the Corporation's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

i)
Credit Risk

The Corporation's credit risk is primarily attributable to short-term investments, other receivables and foreign tax recoverable. The Corporation has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Other receivables consist of goods and services tax due from the Federal Government of Canada and receivables from other companies. Foreign tax recoverable consists of value added taxes paid on exploration costs that are refundable from the Government of Argentina. In Argentina, claims for the foreign tax recoverable can only be made one year after the stated expenditures have been paid when there is no tax collection from revenues to offset. $6,047,596 represents the maximum credit exposure. Management believes that the credit risk concentration with respect to other receivables and foreign tax recoverable is remote. Management does not believe the receivables are impaired.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

4.        Property and Financial Risk Factors (Continued)

(b)	Financial risk (Continued)

ii)    Liquidity Risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2009, the Corporation had cash and cash equivalents and short-term investments of $10,248,523 (December 31, 2008 - $6,377,921) to settle current liabilities of $2,045,056 (December 31, 2008 - $6,489,325). All of the Corporation's financial liabilities have contractual maturities of less than 90 days and are subject to normal trade terms.

iii)    Market Risks

Interest Rate Risk

The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign Currency Risk

The Corporation's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars, Argentine Pesos and Peruvian New Soles. The Corporation funds major operations and exploration expenses in Argentina and Peru. The Corporation maintains Argentine pesos bank accounts in Argentina and Peruvian soles bank accounts in Peru. The Corporation is subject to gains and losses due to fluctuations in Argentine Peso and Peruvian New Soles against the Canadian dollar.

Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices of gold and silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken.

Financial Instruments

The Corporation's financial instruments consist of cash and cash equivalents, short-term investments, other receivables, foreign tax recoverable, long-term investments, payables and accruals and asset retirement obligations. As at September 30, 2009, the carrying and fair value amounts of the Corporation's financial instruments are the same. Changes in fair value of the Corporation's long-term investments are recognized in other comprehensive loss.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

4.          Property and Financial Risk Factors (Continued)

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a nine month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

Short-term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $58,000.

The Corporation's long-term investments are denominated in Canadian dollars. Sensitivity to a plus or minus 10% movement in the Canadian listed equity prices would affect comprehensive loss by $11,000.

The Corporation is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, other receivables, foreign tax recoverable, payables and accruals that are denominated in Argentine Pesos and Peruvian New Soles. Sensitivity to a plus or minus 5% change in the foreign exchange rate would affect net loss by $275,000.

Price risk is remote since the Corporation is not a producing entity.

5.          Long-Term Investments

The Corporation's long-term investments include:

		Cumulative
		Other
		Comprehensive	September	December
		Income	30, 2009	31, 2008
	Cost	Adjustment	Fair Value	Fair Value

Sierra Minerals Inc. (i)	$56,000	$(20,300)	$35,700	$21,250
Columbia Metals Corporation Limited (ii)	187,500	(150,000)	37,500	43,750
Tinka Resources Ltd. common shares (iii)	-	33,000	33,000	9,000

Total	$243,500	$(137,300)	$106,200	$74,000

  (i) Aquiline owns 170,000 common shares of Sierra Minerals Inc.
  (ii) Aquiline owns 625,000 common shares of Columbia Metals Corporation Limited
  (iii) Aquiline owns 300,000 common shares of Tinka Resources Ltd.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

6.          Property and Equipment

		Accumulated	Net
September 30, 2009	Cost	Amortization	Book Value

Office equipment	$218,803	$135,218	$83,585
Leasehold improvements	55,591	40,864	14,727
Exploration equipment	1,941,731	619,357	1,322,374

	$2,216,125	$795,439	$1,420,686

		Accumulated	Net
December 31, 2008	Cost	Amortization	Book Value

Office equipment	$167,159	$117,540	$49,619
Leasehold improvements	46,028	34,804	11,224
Exploration equipment	2,001,501	454,223	1,547,278

	$2,214,688	$606,567	$1,608,121

7.          Resource Assets

As of September 30, 2009 accumulated costs with respect to the Corporation's interest in mineral properties owned, leased or under option, consisted of the following:

	Opening			Ending
	December 31,	Acquisitions/		September 30,
Description	2008	Additions	Reductions	2009

Calcatreu gold property - Argentina	$35,787,677	$88,150	$-	$35,875,827
Platinum and palladium - Sudbury,
Ontario	50,000	17,961	-	67,961
Gold properties - La Jojoba, Mexico	50,000	-	-	50,000
Regalo gold property - Argentina	268,035	-	-	268,035
Navidad Silver Project - Argentina	57,527,103	7,463,885	-	64,990,988
Pico Machay - Peru	28,000,000	801,123	-	28,801,123
Chaparra - Peru	2,000,000	278,394	(2,278,394)	-

	$123,682,815	$8,649,513	$(2,278,394)	$130,053,934

On a quarterly basis, management of the Corporation review exploration costs to ensure resource assets include only costs and projects that are eligible for capitalization.

For a description of the resource assets owned by the Corporation, refer to Note 11 of the audited consolidated financial statements as at December 31, 2008. Changes to resources assets that occurred from January 1, 2009 to September 30, 2009 are as follow:

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

7.          Resource Assets (Continued)

On July 14, 2009, the Corporation announced the signing of a letter of intent (“LOI”) with Monterrico Metals PLC (“Monterrico”), a subsidiary of Xiamen Zijin Tonguuan Investment Development Co. Ltd., a consortium of three Chinese companies. The LOI will allow Aquiline to acquire all of Monterrico’s right, title and interest in and to, certain mining concessions associated with the Pico Machay Gold Project in Peru. Under the terms of the LOI, the purchase consideration has been fixed as US$7.8 million, to be paid over two years in cash as follows:

- A deposit of US$200,000 to be paid (paid and recorded under other receivables and prepaids) upon execution of the LOI, and refundable under certain conditions if the Transaction Documents are not completed and signed by August 31, 2009;
- An initial payment of US$1,000,000 to be paid upon execution of the Transaction Documents, and
- Eight payments (the “Installments”) of US$825,000 each, made every quarter over the next two years, commencing October 31, 2009.

Upon receipt of the initial payment and execution of the Transaction Documents, Monterrico will transfer 100% of the Pico Machay project claims to a new Peruvian affiliate company (the “Affiliate”) to be owned and operated by the Corporation. The Installments will be represented by a promissory note, which will be secured by a pledge of the Affiliate’s shares, a mortgage on each of the concessions comprising the Pico Machay Gold Project and a general guarantee of the Corporation.

On October 7, 2009, the Corporation announced the closing of the purchase of all of the right, title and interest held by Monterrico in the Pico Machay gold project in Peru (see Note 18(a)).

Subsequent to September 30, 2009, the Corporation decided not to exercise the Chaparra purchase option; therefore, the Chaparra project has been written-off (see Note 8).

8.          Debt

	Balance	Balance
	September	December
Creditor/	30, 2009	31, 2008
Creditor group	($Cdn)	($Cdn)

Ex-Shareholders of Compania Minera Colorado*	$-	$514,212

This debt is related to Absolut Resources Inc. ("Absolut") Chaparra acquisition in 2005. and was incurred to purchase the shares of Compania Minera Colorado S.A.C. which owned both concessions around the Chaparra property and an option to purchase the Chaparra mining concessions. The debt arose on June 8, 2005, is in $US, and no interest is payable. No security has been taken by the creditors.  The fair value of the loan at the date of issue was $575,527 calculated using an 8% discount rate. The deemed interest of $56,279 (December 31, 2008 - $24,776) since acquisition of Absolut has been capitalized and recorded in resource assets. Repayments of $85,702 (US $75,000) was due in September 2008 and $428,510 (US $375,000) was due in September 2009. Neither of these payments were made. An officer of Minera Calipuy S.A.C., a wholly owned subsidiary, was owed 35% or US $157,500 of the original face amount of the debt and is paid on the same basis as other creditors.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

8.          Debt (Continued)

As per the purchase option agreement with Chaparra's concession holders, a payment of US $850,000 is required by the Corporation on October 24, 2009 in order to complete the purchase option of these mining rights. No security has been taken by the concession holders other than the mining rights.

The Corporation has decided not to exercise the purchase option of the Chaparra concessions and has concurrently entered into an agreement with the debt holders to return to them the mining concessions surrounding the Chaparra project in return for full settlement of the outstanding debt. Accordingly, the Chaparra project has been written off and the debt eliminated.

9.          Asset Retirement Obligation

The following table summarizes the changes in asset retirement obligations during the periods presented:

	September 30,	December 31,
	2009	2008

Opening balance	$1,326,930	$422,240
Additions	-	673,374
Accretion expense	90,099	125,607
Foreign exchange effect on liability	(92,287)	131,894
Reclamation costs incurred	-	(26,185)

	$1,324,742	$1,326,930

10.        Capital Stock

(a)	The authorized capital of the Corporation consists of an unlimited number of no par value common shares.

	Shares	Value

Outstanding at December 31, 2008	67,610,115	$123,860,329
Adjustment to number of shares issued for
acquisition of Absolut Resources Inc.	78,592	-
Equity financing, net of issue costs (i)	8,100,000	17,025,484
Exercise of stock options	500,000	675,000
Value attributed to stock options exercised	-	390,654

Outstanding at September 30, 2009	76,288,707	$141,951,467

(i) On June 4, 2009, the Corporation closed an equity financing for gross proceeds of $18,225,000. The offering was comprised of 8,100,000 common shares at $2.25.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

10.        Capital Stock (Continued)

(b)       Stock options

    A summary of the status of the Corporation's stock option plan as of September 30, 2009 is as follows:

	Share Purchase	Weighted Average
	Options	Exercise Price

Outstanding, December 31, 2008	5,245,444	$6.40
Options exercised	(500,000)	1.35
Options expired/cancelled	(478,779)	9.27

Outstanding, September 30, 2009	4,266,665	$6.67

   The following table reflects the stock options outstanding at September 30, 2009:

			Weighted	Weighted
			Average	Average
Options	Exercise	Options	Exercise	Contractual	Expiry
Granted	Price ($)	Exercisable	Price ($)	Life (Years)	Date

3,333	5.58	3,333	5.58	1.02	October 6, 2010
1,700,000	12.00	1,700,000	12.00	1.38	February 15, 2011
100,000	12.00	100,000	12.00	1.50	April 1, 2011
150,000	8.25	150,000	8.25	1.69	June 9, 2011
125,000	8.25	125,000	8.25	1.70	June 14, 2011
2,145,000	2.00	2,145,000	2.00	2.18	December 4, 2011
43,332	6.30	43,332	6.30	2.81	July 23, 2012

4,266,665	6.67	4,266,665	6.67	1.87

For the nine months ended September 30, 2009, the fair value of previous year stock options granted that vested during the period was recorded as follows: $388,629 (nine months ended September 30, 2008 - $628,040) expensed as stock-based compensation and $134,890 (nine months ended September 30, 2008 - $593,620) capitalized as resource assets.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2009

10.        Capital Stock (Continued)

(c)       Warrants

    The following table reflects the continuity of warrants:

	December 31,				September 30,
	2008				2009	Warrant	Exercise
Expiry Date	Balance	Issued	Exercised	Expired	Balance	Value	Price

(i)	237,500	-	-	-	237,500	$594,700	$13.00
December 31, 2009	1,818,182	-	-	-	1,818,182	3,027,273	$10.00
October 22, 2011	3,695,000	-	-	-	3,695,000	2,580,587	$2.50
November 6, 2011	1,615,000	-	-	-	1,615,000	1,258,895	$2.50

	7,365,682	-	-	-	7,365,682	$7,461,455

(i) On February 8, 2008, the Corporation issued 237,500 warrants in connection with the convertible debenture. The warrants expire six months after the Conversion Deadline (Note 11).

11.       Convertible Debenture

On February 8, 2008, Silverstone Resources Corp. ("Silverstone") purchased a $17.5 million convertible debenture (the “Debenture”) from Aquiline. Silverstone may elect to convert the Debenture into Common Shares of Aquiline at a conversion price of $12.00 or into a contract (“Contract”) granting Silverstone the right to purchase, at the lesser of US$4.00 per ounce of silver and the prevailing market price per ounce of silver on the London Metal Exchange at the time production is delivered, 12.5% of the life of mine payable silver from the Loma de La Plata zone which is one of seven zones comprising the Navidad project, or if unavailable, from the other zones of the Navidad project.

Silverstone may elect to convert the Debenture into Common Shares of Aquiline or a Contract at any time until the Conversion Deadline, which is defined as 30 days after the earlier of: (a) January 8, 2010; and (b) the Maturity Date which is defined as the later of the completion of a feasibility study on the Property, the decision of Aquiline to proceed with a mine, and receipt of all necessary permits to proceed with construction of a mine.

Silverstone and Aquiline shall negotiate a definitive Contract not yet signed which shall be subject to Exchange approval. Upon conversion to the Contract, the $17.5 million face value of the Debenture will form part of an upfront payment by Silverstone of US$50 million to secure the silver, structured as: upon election to convert to the Contract, US$17,599,750 being equivalent to the CDN$17.5 million face value of the Debenture; US$14,900,250 on the Maturity Date; and US$17.5 million in four equal installments of US$4,375,000, each three months apart, the first installment starting three months after the start of construction and the remaining installments due every three months thereafter.

The Debenture carries a coupon of 150,000 warrants in lieu of interest, with each warrant entitling Silverstone to purchase one Common Share at an exercise price of CDN$13.00 per Common Share for a period expiring six months after the Conversion Deadline.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

11.        Convertible Debenture (Continued)

The Corporation paid a finder’s fee of 6% in cash of the Debenture principal amount (CDN$1.05 million) and 87,500 warrants with the same terms as those granted to Silverstone, and incurred costs of $32,396.

The fair value of the 237,500 warrants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield - 0%; volatility - 53.3%; risk-free interest rate - 3.06% and an expected life of 1.5 years. The fair value attributed to the warrants was $594,700.

Neither of the conversion options give rise to a contractual obligation on the part of the Corporation to deliver cash or another financial asset or to exchange another financial instrument under conditions that are potentially unfavourable. As such the Corporation has classified the debenture as an equity instrument net of cash issue costs in the amount of $1,082,396 and the value attributed to the warrants of $594,700.

On May 21, 2009, Silver Wheaton Corp. completed an acquisition of Silverstone by way of a statutory plan of arrangement. As a result, Silverstone has become a wholly owned subsidiary of Silver Wheaton Corp.

12.        Segmented Information

The Corporation operates in the mining, exploration and development business and has operations in Argentina, Canada, Peru and Mexico. The Corporation has no operating revenue. The interest income and realized gain on investments held for trading relate to investments held in Canada.

September 30, 2009
	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$11,161,400	$1,088,667	$-	$205,962	$12,456,029
Property and equipment	101,447	1,121,292	-	197,947	1,420,686
Other assets	106,200	5,339,329	-	-	5,445,529
Resource assets	67,961	101,134,850	50,000	28,801,123	130,053,934

	$11,437,008	$108,684,138	$50,000	$29,205,032	$149,376,178

December 31, 2008
	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$6,463,176	$1,854,024	$-	$181,929	$8,499,129
Property and equipment	63,244	1,146,956	-	397,921	1,608,121
Other assets	74,000	6,416,917	-	-	6,490,917
Resource assets	50,000	$93,582,815	50,000	30,000,000	123,682,815

	$6,650,420	$103,000,712	$50,000	$30,579,850	$140,280,982

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

13.       Supplemental Cash Flow Information

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Changes in non-cash working capital items:
Other receivables and prepaids	$(7,758)	$322,334	$210,331	$(654,353)
Prepaid transaction costs	(473,193)	-	(473,193)	-
Current portion of long-term foreign
tax recoverable	23,899	(32,745)	176,564	(534,434)
Long-term foreign tax recoverable	323,669	(907,834)	1,077,588	(4,348,306)
Payables and accruals	(76,465)	259,019	(3,930,057)	2,476,664

	$(209,848)	$(359,226)	$(2,938,767)	$(3,060,429)

14.       Basic and Diluted Loss Per Share

The following table sets out the computation for basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Numerator:
Loss for the period	$(2,727,107)	$(1,219,990)	$(4,969,930)	$(6,744,224)

Denominator:
Weighted average number of
common shares outstanding	76,288,711	62,300,115	71,503,379	60,116,692

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.07)	$(0.11)

Diluted loss per share has not been presented for the three and nine month ended September 30, 2009 and 2008 because the effect of dilutive options and warrants is anti-dilutive.

15.        Related Party Transactions and Balances

Included in payables and accruals is $60,000 payable to Laramide Resources Ltd. ("Laramide") at September 30, 2009 ($41,897 included in other receivables and prepaids as at December 31, 2008), with which the Corporation has a director in common and common management. The present balance pertains to consulting services provided by Laramide; the December 31, 2008 balance pertains to consulting services provided by Aquiline and general office expenses paid in behalf of Laramide under a shared office arrangement. The full amount has been paid at the date of the present report.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

15.        Related Party Transactions and Balances (Continued)

Payables to a law firm in which a partner is an officer of the Corporation were $70,000 at September 30, 2009 (December 31, 2008 - $97,361). Also, as at September 30, 2009, the law firm held funds in trust for $nil (December 31, 2008 - $20,000) on behalf of the Corporation. The Corporation was charged $73,528 and $229,294 respectively by this law firm for the three and nine months ended September 30, 2009 (three and nine months ended September 30, 2008 - $3,100 and $104,753 respectively) for legal services included in legal and audit expenses and prepaid transaction costs.

Included in other receivables and prepaids is $14,159 (December 31, 2008 - $14,420) receivable from Crown Point Ventures Ltd. ("Crown Point") with which the Corporation has a director in common. The balance pertains to general and office expenses paid on behalf of Crown Point under a shared office arrangement

Included in other receivables and prepaids is $63,407 (December 31, 2008 - $41,405) receivable from Treasury Metals Inc. ("Treasury") with which the Corporation has an officer and director in common. The balance pertains to general and office expenses paid on behalf of Treasury under a shared office arrangement.

Transactions with related parties were in the normal course of operations and are measured at the exchange amounts which is the amount agreed to by the related parties. Any amounts due to or from these related parties are subject to normal trade payment terms.

16.        Contingencies

The Corporation is involved in various litigation matters arising in the ordinary course of its business.  The Corporation has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Corporation's financial position and results of operations.

17.       Commitments

(a)	The Corporation entered into agreements to lease office spaces and warehouses until September 30, 2013. Minimum annual rent payable in each of the next five years are as follows:

2009	$86,542
2010	312,376
2011	151,006
2012	149,098
2013	70,200
$769,222

The Corporation has arrangements with the tenants in its corporate offices and expects to recover approximately 44% of the indicated amounts.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

17.        Commitments (Continued)

(b)
As per the purchase option agreement with Chaparra's concession holders, a payment of US $850,000 is required by the Corporation in October 2009 in order to complete the purchase option of these mining rights. No security has been taken by the concession holders other than the mining rights.

The Corporation has decided not to exercise the purchase option; therefore, the Chaparra project has been written-off. In consequence, the above indicated commitment is no longer considered an obligation for the Corporation as of September 30, 2009.

18.        Subsequent Events

(a) On October 7, 2009, the Corporation announced the closing of the purchase of all of the right, title and interest held by Monterrico in the Pico Machay gold project in Peru. The transaction was implemented pursuant to a share purchase agreement whereby the Corporation purchased all of the issued and outstanding shares of the Pico Machay Cayman Limited from Intercontinental Resources Inc. ("IRI"), a subsidiary of Monterrico. The total purchase price was US$7.8 million, of which US$1.2 million was paid on or before closing, and US$6.6 million is outstanding and reflected by the issuance by the Corporation of a promissory note in favour of IRI (the "Note"). The Note has a two year term, and is payable in eight quarterly installments of US$825,000 each. The Note bears no interest, unless there is a default on any of the payments in which case a default interest rate equal to 5% above the floating LIBOR rate will apply to the defaulted payment and the full remaining balance commencing 30 days after the due date of such first defaulted payment. After the first payment default, any subsequent payments must be made on their due date; if payment is made one day late, then Monterrico has the right to exercise security and accelerate payment of the full balance including interest. The Note is secured by (i) a guarantee from the Company for the Corporation's obligations under the Note and for certain indemnity obligations of the Corporation under the Share Purchase Agreement, (ii) a pledge of shares in Pico Cayman; (iii) a pledge of shares in Pico Peru; and (iv) a mining mortgage in the Pico Machay Gold Project. The pledges and the mining mortgage will be released once the Note is paid in full. The guarantee has a term of five years from the date of signing. The Note is not assignable, and in case of a change of control of the Corporation the Note will become immediately due, unless IRI consents to the new controlling person assuming the obligations of the Corporation, as applicable.

(b) On October 14, 2009, the Corporation announced that it has signed the Support Agreement pursuant to which Pan American will make a formal take-over bid to acquire all of the issued and outstanding shares of the Corporation (the “Share Offer”).

Contemporaneously with the Share Offer, Pan American also proposes to make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”). The transaction value implied by all of the offers is approximately $626 million.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

18.        Subsequent Events (Continued)

(b) (Continued) The Share Offer will be made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share. Each of these warrants will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline common shares tendered to the Share Offer (the “Five Year Pan American Warrant”). The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.

Based on the closing price of Pan American common shares on the TSX on October 13th, 2009 (and assuming a value of $0.81 for each 0.1 of a Five Year Pan American Warrant), the implied value of the Share Offer is $7.47 per Aquiline common share, which represents a premium of approximately 36.6% over the closing price of Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price. Aquiline shareholders will own approximately 19% of the enlarged Pan American.

The Board of Directors of Aquiline, after receiving the recommendation of a special committee of independent directors, has unanimously determined (i) that the Share Offer is fair to Aquiline’s shareholders and is in the best interest of Aquiline, and (ii) to recommend that Aquiline shareholders tender their common shares to the Share Offer. BMO Capital Markets, financial advisor to Aquiline, has delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. Cormark Securities Inc. has also delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. The offers are conditional on the directors and senior officers of Aquiline entering into lock-up agreements with Pan American and agreeing to tender all of their Aquiline shares in support of the Share Offer. The Support Agreement and the transactions contemplated therein arose as a result of a review of strategic alternatives undertaken by Aquiline.

Under the terms of the Support Agreement, Aquiline is subject to certain customary non-solicitation covenants, including the obligation to pay Pan American a non-completion fee of $18 million under certain circumstances.

In addition, Aquiline has provided Pan American with certain other customary rights including a five business day right to match a proposal deemed superior by the Aquiline Board of Directors. Under certain other circumstances, where the Support Agreement is terminated, Aquiline is obligated to reimburse Pan American’s reasonable expenses up to a maximum of $3 million.

The Share Offer and each of the Convertible Securities Offers are conditional upon a minimum of 66 2/3% of the outstanding Aquiline shares on a diluted basis being tendered to the Share Offer. The Share Offer is not contingent on a successful take-up under any of the Convertible Securities Offers.

Pan American expects to launch the formal take-over bids as soon as practicable. The transaction is subject to stock exchange approvals, the receipt of certain confirmations under Argentinean anti-trust laws, and other customary closing conditions. Pan American shareholders will not be required to vote on the transaction.

Prepaid transaction costs of $473,193 reflect legal and due diligence expenditures related to the transaction and will continue to be incurred as the transaction progresses. These costs are not contingent on a successful transaction.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

Three and Nine Months Ended September 30, 2009

18.        Subsequent Events (Continued)

(c) Subsequent to the period end, $610,000 was received on the exercise of 305,000 stock options and $3,997,500 was received on the exercise of 1,599,000 warrants.

Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables and descriptions in thousands of Canadian Dollars (“CAD”).

	As at September 30, 2009
Consolidated Balance Sheets	Total Assets	Total Liabilities	Shareholder's Equity
Reported under Canadian GAAP	$149,376	$16,038	$133,338
Adjustment to capitalized expenditures (a)	(58,805)	-	(58,805)
Related future income tax effect (b)	(217)	(5,269)	5,052
Reported under US GAAP	$90,354	$10,769	$79,585

	As at December 31, 2008
Consolidated Balance Sheets	Total Assets	Total Liabilities	Shareholder's Equity
Reported under Canadian GAAP	$140,281	$20,229	$120,052
Adjustment to capitalized expenditures (a)	(50,411)	-	(50,411)
Related future income tax effect (b)	38	(5,014)	5,052
Reported under US GAAP	$89,908	$15,215	$74,693

	Three months ended September 30		Nine months ended September 30
Consolidated statement of operations	2009	2008	2009	2008

Net (loss) reported under Canadian GAAP	$(2,727)	$(1,220)	$(4,970)	$(6,744)
Expense capitalized resource asset expenditures (a)	(2,942)	(9,817)	(8,394)	(22,095)
Related future income tax effect	-	1,350	-	4,100
Net (loss) reported under US GAAP	$(5,669)	$(9,687)	$(13,364)	$(24,739)

Net (loss) per share under US GAAP
Basic and diluted	$(0.07)	$(0.16)	$(0.19)	$(0.41)

Weighted average number of common shares outstanding
Basic and diluted	76,288,711	62,300,115	71,503,379	60,116,692

	Three months ended September 30		Nine months ended September 30
Consolidated summarized statement of cash flows – US GAAP	2009	2008	2009	2008
Cash flow (used in) operating activities	$(4048)	$(10,141)	$(14,005)	$(28,818)
Cash flow provided by (used in) investing activities	6,352	8,532	(3,433)	(6,989)
Cash flow provided by (used in) financing activities	(151)	(7)	17,701	34,972
Effect of translation on foreign currency net monetary assets	(121)	(2)	(92)	(19)
Increase (decrease) in cash under US GAAP	$2,032	$(1,618)	171	$(854)

a)          Mineral Property Expenditures

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences at which time such costs form part of the mineral property costs and are amortized or depleted over the life of the mine. If the property or rights are depleted, all related deferred expenditures are written off. For Canadian GAAP purposes, the Company’s policy is to capitalize all expenditures associated with its properties and mineral exploration rights including costs of acquisition, costs incurred to maintain the properties or rights and all direct and attributable indirect costs incurred with respect to exploration of its resource assets.

Under US GAAP, expenditures incurred to acquire an interest in a mineral property and exploration rights are capitalized. However, all exploration expenditures are expensed. Accordingly, as at September 30, 2009 and December 31, 2008 resource assets have been reduced by $58,805 and $50,411 respectively for purposes of US GAAP. For the three and nine month periods ended September 30, 2009 capitalized exploration expenditures of $2,492 and $8,349 have been expensed and for the three and nine month periods ended September 30, 2008 capitalized exploration expenditures of $9,817 and $22,095 have been expensed for purposes of US GAAP. Certain amounts expensed under US GAAP provide for additional tax deductions. The benefit of these additional deductions, $1,350 for the three months ended December 31, 2008 and $4,100 for the nine months ended September 30, 2008, has been recognized to the extent it is more likely than not that they will be realized.

For Canadian GAAP, cash flows relating to resource asset costs are reported as investing activities. For purposes of US GAAP these costs would be characterized as operating activities. Accordingly, for the three and nine month periods ended September 30, 2009, cash used in operating activities has increased by $2,942 and $8,395 respectively and cash provided by / used in investing activities has increased by $2,942 and $8,395 respectively. For the three and nine month periods ended September 30, 2008, cash used in operating activities has increased by $9,817 and $22,096 respectively and cash provided by / used in investing activities has increased by $9,817 and $22,096 respectively.

b)          Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements. The Company has not derecognized any tax benefits or recognized any changes in classification of tax liabilities in the nine months ending September 30, 2009.

Under Canadian GAAP, certain expenditures capitalized and included in resource assets do not have a related tax basis. Accordingly, for these capitalized expenditures, the related future income tax cost has been included in the capitalized amount and a future income tax liability recorded. Under US GAAP, as noted in item a), certain of these expenditures may not be capitalized. Accordingly, the future income tax liability has been reduced to reflect the expensing of these expenditures. As at September 30, 2009 and December 31, 2008 the future income tax liability has been reduced by $5,269 and $5,014 respectively for purposes of US GAAP.

c)          Stock-Based Compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options under Statement of Financial Accounting Standards No. 123, Share-Based Payments (“SFAS 123R”). Consistent with Canadian GAAP, SFAS 123(R) requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest. However, in calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate forfeitures. Under Canadian GAAP the Company accounts for forfeitures as they occur. The effects of forfeitures are immaterial and no adjustments for any periods are required.

d)          Other Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income (“OCI”) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in determination of OCI. The Company adopted Section 1530 on January 1, 2007 (page 1 note 2c second paragraph) which now aligns treatment of OCI the same in both US GAAP and Canadian GAAP. The impacts of available-for-sale securities for the three and six months ended September 30, 2009 and 2008 are included in the following table:

	Three months ended September 30		Six months ended September 30
	2009	2008	2009	2008
Net (loss) under US GAAP	$(5,669)	$(9,687)	$(13,364)	$(24,739)
Net unrealized gain (loss) on available-for-sale long-term investments	20	(120)	32	(160)
Reclassification of unrealized loss on available-for-sale long-term investments	-	-	-	(1,160)
Comprehensive net (loss) under US GAAP	$(5,649)	$(9,807)	$(13,332)	$(26,059)

e)          Recently Adopted Accounting Pronouncements

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data. Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2009
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,528,523	$2,528,523	$-	$-
Short-term investments	7,720,000	7,720,000	-	-
Long-term investments	106,200	106,200	-	-
	$10,354,723	$10,354,723	$-	$-

The Company’s cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily Canadian, US, Argentinean and Peruvian bank accounts.

The Company’s short-term and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The total amount of unrealized losses on available-for-sale securities for the period was included in Accumulated Other Comprehensive Income as a result of changes in market values and foreign exchange rates from December 31, 2008 and December 31, 2007.

Subsequent Events

In May 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 165 “Subsequent Events” (“FAS 165”) which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of FAS 165 for the interim period ended September 30, 2009. The adoption of FAS 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Impairments

In April 2009, the FASB issued FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” which provide guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. It also expands and increases the frequency of disclosures about other-than-temporary impairments in both debt and equity securities within the scope of FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and FSP No. FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments”. FAS No. 115-2 and FAS No 124-2 are effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this Statement did not have a material impact on the consolidated financial statements.

Equity-Linked Financial Instruments

In June 2008, the EITF reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). EITF 07-5 was effective for the Company’s fiscal year beginning January 1, 2009. The adoption of EITF 07-5 had no impact on the Company’s consolidated financial position or results of operations.

Accounting for Convertible Debt Instruments

In May 2008, the FASB issued FSP No. APB 14-1. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 requires retrospective application to all periods presented. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.

Business Combinations

In December 2007, the FASB issued FAS 141(R) which replaces FAS 141, and provides new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of FAS 141(R) on January 1, 2009.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends and clarifies FAS 141(R). The intent of FSP FAS 141(R)-1 is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The adoption of FSP FAS 141(R)-1 did not have any impact on the Company.

f)           Recent Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FAS 168” or “the Codification”). FAS 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. FAS 168 was effective for the Company’s interim quarterly period beginning July 1, 2009. The adoption of FAS 168 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Accounting for Liabilities

In August 2009, the FASB issued updates to fair value accounting for liabilities. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. These changes will become effective for the Company’s financial statements for the year ended December 31, 2009. The Company has not determined the impact that this update may have on its consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company has not determined the impact that this update may have on its consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	March 5, 2010	By:	/s/ Robert Pirooz
			Name:	Robert Pirooz
			Title:	General Counsel, Secretary and Director